



08

al Report





Making the most of what's important

Ameriana Bancorp

About the Company – Ameriana Bancorp is a bank holding company. Through its wholly owned subsidiary, Ameriana Bank, the Company offers an extensive line of banking services and provides a range of investments and securities products through banking centers in the Central Indiana area. Ameriana owns Ameriana Insurance Agency, a full-service insurance agency, and has an interest in Family Financial Holdings, Inc. Ameriana Financial Services offers brokerage products through LPL Financial.


Zionsville
Eagles


BUY FRESH
BUY LOCAL


▲ – Retail Banking Center
▲ – Retail, Commercial Lending, Insurance & Financial Services Center
△ – Commercial Lending Center
△ – Insurance Office
Westfield
Anderson
Middletown
Carmel
Fishers
New Castle
McCordsville
Avon
INDIANAPOLIS
Greenfield
Knightstown
New Palestine
Morristown


CARMEL
MUSEUM
Carmel Clay
Historical Society




CONNER
CONNER PRAIRIE
PRAIRIE



To Our Shareholders,

These are certainly unprecedented times for the credit markets and the world economy. Bank stock prices are being governed by fear and unknown asset values. While these conditions require caution and skillful management, we believe the current environment represents opportunity for community banks, like Ameriana.

Your Board continues to focus on two key objectives – the well being of the Company, and in turn, the return on investment to the shareholders. And our focus is long term. To accomplish these goals the Board concentrates on the Bank's financial condition, strong corporate governance, the Company's strategy, and the quality of our management.

With respect to corporate governance, the Board accomplished many things during 2008. Among these I'd cite the following: the Board was closely involved in the implementation of the long-range strategic plan. Active, independent Board level committees were maintained to examine and monitor various Company activities and help address critical issues facing the Bank. Not only do these committees assess Company performance and management compensation, but each has in place self-evaluation programs, as the Board does, to ensure they meet their intended oversight goals. Finally, time was dedicated to Board education and development, including the fluid changes in laws and regulations.

Today, we have in place a strong management team lead by a very talented Chief Executive Officer. This team is focused on maintaining strong asset quality and minimizing credit losses during this economic downturn. In addition, the Bank remains well capitalized, allowing us to grow while many other banks are stagnant or contracting. Strategically, the Bank continues its transformation from a traditional thrift to a commercial bank. Ultimately, we believe all of this will result in increased shareholder value, particularly after the financial markets return to more normal conditions.

As Directors, we thank each of you for your support and involvement as an owner of the business.

Michael E. Kent
Chairman of the Board


Greenfield
BUY FRESH
BUY LOCAL

Fellow Shareholders,

Since the introduction of our new strategic plan for Ameriana, I have reiterated our unrelenting focus on soundness, profitability and growth as the touchstones that define our success. These plan elements address a long-term view – our focus on improving Ameriana's performance, strengthening our brand and relevance to consumers, and building shareholder value over time. In the past year, however, the downturn in consumer and commercial real estate has intensified, the economy has slipped further into recession, and we've witnessed the contraction of credit availability in the financial markets world-wide, all making our objectives more relevant.

These conditions have been particularly challenging for the banking sector. Yet at Ameriana, we were successful during 2008 in avoiding much of the collateral damage experienced by others in our industry. Because of our emphasis on soundness, profitability and growth, and reflecting the strategies that support those objectives, we maintained a strong capital base – continuing to exceed the standards for well-capitalized institutions. We remained profitable for the year – with a dramatic improvement in core earnings year over year, and continued to extend the reach of Ameriana's franchise to new and growing markets.

A key to this success involves our increased emphasis on commercial lending, which helped drive a 10% increase in our loan portfolio during 2008 and pushed net interest margin for the year even higher. Linked with this growth, we were able to increase our deposit base as we continued to deepen our existing account relationships and attract new customers. Rising 3% last year – and with core deposits up more than double that – our strong deposit base reflects the ongoing confidence that our customers place in Ameriana, and continues to provide internal funding to support our loan growth.

Another highlight of the past year that will have a direct bearing on our long-run performance was the continued expansion of our service footprint. In 2008, we successfully opened two new banking centers,



Our new neighborhood store concept and style of community banking are giving customers a place to gather and gain advice – making the most of what's important in their lives and our communities. Photos paying tribute to these moments and milestones were commissioned from local photographers and are proudly displayed in our banking centers – and across the pages of this report.





one each in Fishers and Carmel, strengthening our presence along a fast-growing corridor on the northeast side of Indianapolis, and we are on course to add a banking center in Westfield by mid-2009. We also completed a significant renovation at our Greenfield banking center where the atmosphere and décor embody the Ameriana brand experience and raise the bar on the way banks provide customer-centered service, convenience and comfort. We will continue to evaluate opportunities to fill in our market presence, further leverage our operational footprint, and bring Ameriana's new style of community banking to a wider area.

Although I am proud of how our company performed in the face of significant economic headwinds during the past year – and the way Ameriana rose to meet specific challenges the recession has brought to bear on credit quality – our efforts to improve performance must continue. No one can know the depth of the current recession or when a possible economic recovery may begin; clearly we are on unfamiliar ground. We continue to act decisively in these troubled times and expect that our operations will remain under significant pressure in the year ahead, with credit costs staying at elevated levels and interest margins compressed by unprecedented low interest rates. Still, we are pleased with the fundamental strength of our company and believe we remain on a path for improved performance over the long term.

As always, we appreciate your support of the Company and are grateful for your confidence in Ameriana.

Jerome J. Gassen
President and Chief Executive Officer

New relationships and exceptional growth from Carmel and Zionsville are anticipated as a direct result of skilled, creative and community-minded associates like Jill Followell, our new Assistant Vice President in Carmel.






Work
Save




BRATS




BENTLEY

Growing our business relationships

While Wall Street to Main Street received a good deal of national attention, the businesses making a living on Main Street got a great deal of support from Ameriana Bank. Our Commercial Lending officers continued to serve as financial partners and counselors to the economic engine of our economy. Complimentary and comprehensive business assessment modeling provided owners with important performance metrics to help them make informed decisions about their businesses. Plus, we expanded our presence with women-owned business enterprises through organizations such as the National Association of Women Business Owners (NAWBO) and Indy Crew.


BRICK
STREET
INN

Retail banking partnered with local businesses at our grand opening celebrations in Greenfield, Fishers and Carmel. The resulting collaborative marketing opportunities gave these businesses a fresh venue to present their products. Working closely with local organizations and businesses, a photo and video tribute to these vibrant towns was unveiled, distributed, and webcasted as part of the events. Some of these inspiring photos are reflected throughout these pages – reinforcing what is truly important in all our lives and in the business community.



Our new banking centers addressed other challenges for local businesses, organizations and entrepreneurs by providing convenient and free meeting spaces. Groups made full use of our new Community Rooms. Our Internet kiosks and cafés with free Wi-Fi access and coffee became preferred places for online and offline meetings with a client or colleague.

Most important to us, cash donations were collected at all our banking centers to assist area businesses and families affected by the severe flooding and storm damage across Central Indiana. For our customers beset by these hardships, we granted loan payment deferrals. We also waived fees on new loans and early withdrawal penalties on certificates of deposit. It was the right thing to do, and we are proud to be in the position to help local businesses and their families.



Creating a culture of customer service coupled with community service is how Robert Holland, our new Assistant Vice President in Fishers, is continuing his family legacy to help the town be recognized as one of The 25 Best Places to Live in America.




FISHERS
MONEY
Give
all you can.
Save
all you can.









Better serving our customers' financial needs







In the shadows of global economic turmoil, Ameriana Bank launched several new customer- and community-focused initiatives. We partnered with the Federal Home Loan Bank of Indianapolis and the Community Investment Program to assist low- and moderate-income families and neighborhoods. The HomeRetain product offered homeowners financial options so they could stay in their homes. In response to the public's concern about FDIC coverage, Ameriana management and associates worked diligently to help our customers and the local media understand the news concerning the U.S. banking system and financial industry.

Based on customer feedback from on-the-go parents, students and commuters, we created our new On-The-Go Checking Account, which is designed to waive ATM fees from other banks' machines. It also provides lifestyle and green living features such as mobile phone and email alerts, and online and paperless statements.

With more people looking for answers during these challenging times, we also opened the lines of communication. Our banking centers hosted a series of community chats. These informal discussions featured experts from Ameriana and other organizations to share news and information about money matters and other topics that matter most in life. Topics ranged from restoring downtown New Castle, continuing education and caring for elderly parents to financial investing and family household budgeting.

Engaging and customer-centered amenities were "built into" our neighborhood store concept to spur even more conversation. Our Knowledge Bar has become the place to go and learn about financial topics and Ameriana services, such as insurance, investment and retirement planning. Plus its multi-functional design encourages customers to sit, relax and enjoy the free Internet kiosk, coffee bar and Wi-Fi access. And our self-service coin machines are giving customers a convenient and completely free way to exchange their loose change. It's all part of our commitment to community banking and a single focus on helping make life and financial decisions easier for our customers.




FISHERS
BARBERSHOP





Our continued expansion and emphasis on a memorable customer experience has been spearheaded by Deborah Robinson, Senior Vice President - Retail Banking and Chief Marketing Officer – like addressing important construction details in Westfield with Shawn Curran of Noblesville-based Curran Architecture.




ARTS & DESIGN
Art
CARMEL
DISTRICT
15
M.P.H.





Expanding into new communities

Our strategic expansion and involvement continues to grow in Hamilton County and all the communities we serve. Our new banking centers in Fishers and Carmel have been quickly embraced by the residents, businesses and organizations seeking a community bank like Ameriana. Expectations are high for these new stores, and we are impressed with the strong initial results generated by our new Ameriana associates who live and work in these communities.

Construction is progressing nicely at our newest banking center. This 5,000 square-foot facility in Westfield is scheduled to open in the second quarter of 2009. Designed as part of a freestanding, multi-tenant building at the corner of a prime retail center, the Westfield Banking Center will offer two drive-up windows and the same neighborhood store concept featured in our newer banking centers. Special amenities and services such as a Community Room, Knowledge Bar and Life|Money Chats will soon welcome everyone in this diverse and thriving community with its rich Quaker heritage.

The same deep-rooted values and spirit of community service are still alive and well at Ameriana. From New Castle to New Palestine, Avon to Anderson, Middletown to McCordsville, our associates contributed over one thousand volunteer hours in 2008. As a community bank, we believe it's important to invest in and support local organizations. Our associates receive 32 hours a year of paid time during working hours to spend in schools, nursing homes, hospitals, shelters, food pantries, and with United Way and United Fund events. We are committed to making significant contributions of time to organizations that help serve our neighbors and neighborhoods.


SOUTHEASTERN
BASEBALL
AT BAT
BALL
STRIKE
OUT
H
E
1 2 3 4 5 6 7 8 9 10
RUNS
HITS
ERRORS
GUESTS
HOME
350





All the associates at Ameriana are working diligently to position us for continued success and future growth by helping our customers make the most of what's important in their lives and our communities.






COUGAR



Service Locations

Ameriana Bank

Main Office
2118 Bundy Avenue
New Castle, Indiana 47362
765.529.2230

Downtown Office
1311 Broad Street
New Castle, Indiana 47362
765.529.2230

Anderson Office
1724 East 53rd Street
Anderson, Indiana 46013
765.642.1726

Avon Office
99 South Dan Jones Road
Avon, Indiana 46123
317.272.7171

Carmel Commercial Lending Center
11711 North Pennsylvania
Suite 100
Carmel, Indiana 46032
317.663.4080

Fishers Office
11521 Olio Road
Fishers, Indiana 46037
317.863.3177

Greenfield Office
1810 North State Street
Greenfield, Indiana 46140
317.462.4463

Knightstown Office
22 North Jefferson Street
Knightstown, Indiana 46148
765.345.5131

Middletown Office
956 North Beechwood Street
Middletown, Indiana 47356
765.354.2275

McCordsville Office
6653 West Broadway
McCordsville, Indiana 46055
317.335.1007

Morristown Office
488 West Main Street
Morristown, Indiana 46161
765.763.6552

New Palestine Office
7435 West US 52
New Palestine, Indiana 46163
317.861.9400

West Carmel Office
3975 West 106th Street
Carmel, Indiana 46032
317.429.1567

Westfield Office
3333 East S.R. 32
Westfield, Indiana 46074
(Opening in May 2009)

Customer Care

765.529.2230
800.487.2118

Ameriana Financial Services

LPL Financial
Brokerage Service
(a third-party vendor)
Member FINRA/SIPC

New Castle Office
2118 Bundy Avenue
New Castle, Indiana 47362
765.521.4061

Avon Office
99 South Dan Jones Road
Avon, Indiana 46123
317.272.7170

Ameriana Insurance Agency

New Castle Office
1908 Bundy Avenue
New Castle, Indiana 47362
765.529.5049

Avon Office
99 South Dan Jones Road
Avon, Indiana 46123
317.272.7177

Greenfield Office
1810 North State Street
Greenfield, Indiana 46140
317.467.6162

Ameriana Investments Management, Incorporated

300 Delaware Avenue
Suite 1284
Wilmington, Delaware 19801
302.576.2701

Board of Directors

Michael E. Kent
Chairman of the Board, Ameriana Bancorp
Private Investor

Ronald R. Pritzke
Vice Chairman of the Board, Ameriana Bancorp
Partner, Pritzke & Davis, LLP

Jerome J. Gassen
President and Chief Executive Officer, Ameriana Bancorp

Donald C. Danielson
Vice Chairman of the Board, City Securities Corporation

R. Scott Hayes
Partner, Hayes Copenhaver Crider, LLP

Charles M. (Kim) Drackett, Jr.
Chairman, President and General Manager, Fairholme Farms Inc.

Richard E. Hennessey
Executive Vice President Real Estate Development, Shiel Sexton Company, Inc.

Paul W. Prior
Director Emeritus

The Directors of Ameriana Bancorp also serve as Directors of Ameriana Bank



Officers

Ameriana Bancorp

Jerome J. Gassen
President and Chief Executive Officer

Timothy G. Clark
Executive Vice President and Chief Operating Officer

John J. Letter
Senior Vice President – Treasurer and Chief Financial Officer

Nancy A. Rogers
Senior Vice President – Investor Relations and Corporate Secretary

Joan M. Kerulis
Internal Auditor

Ameriana Bank

Jerome J. Gassen
President and Chief Executive Officer

Timothy G. Clark
Executive Vice President and Chief Operating Officer

John J. Letter
Senior Vice President – Treasurer and Chief Financial Officer

Nancy A. Rogers
Senior Vice President – Investor Relations and Corporate Secretary

Matthew F. Branstetter
Senior Vice President and Chief Credit Officer

Deborah A. Bell
Senior Vice President and Chief Information Officer

Janice L. Brehm
Senior Vice President – Mortgage Banking

James A. Freeman
Senior Vice President and Chief Commercial Lending Officer

Ronald M. Holloway
Senior Vice President – Loan Review

Deborah C. Robinson
Senior Vice President – Retail Banking and Chief Marketing Officer

Jan F. Wright
Senior Vice President – Commercial Lending

Michelle A. Back
Vice President

James A. Buell
Vice President

Stacy J. Darling
Vice President

Derek R. Jones
Vice President

Stephen L. Kaiser
Vice President

Gary L. Kreider
Vice President

Jennifer Mathews-Miner
Vice President

Jane K. Moyer
Vice President

Wade R. Phelps
Vice President

Vicki L. Popplewell
Vice President

J. Blake Sanderson
Vice President

Jerry E. Schrier
Vice President

Lynn A. Turner
Vice President

Kevin B. Umbarger
Vice President

Alan E. Williams
Vice President

Feryl L. York
Vice President

Jill D. Followell
Assistant Vice President

Robert C. Holland
Assistant Vice President

Duane A. Kamminga
Assistant Vice President

Linda S. Maher
Assistant Vice President

Jeffrey E. Somers
Assistant Vice President

Patricia L. Spurlock
Assistant Vice President

Tina L. VanMatre
Assistant Vice President

Angela K. Kendall
Banking Center Officer

Misty D. Murphy
Banking Center Officer

Joan C. Roberts
Banking Center Officer

Penney J. Weiler
Banking Center Officer

Ameriana Insurance

M. Todd Thalls
Senior Vice President – Agency Manager

Ameriana Financial Services

LPL Financial Brokerage Service
(a third-party vendor)
Member FINRA/SIPC

Michael T. Downham
Principal

Corporate Information

Corporate Headquarters

2118 Bundy Avenue
New Castle, Indiana 47362
765.529.2230
www.ameriana.com

General Counsel

Hayes Copenhaver Crider, LLP
New Castle, Indiana

Special Counsel

Kilpatrick Stockton, LLP
Washington, D.C.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800.525.7686

Registered Independent Public Accounting Firm

BKD, LLP
Indianapolis, Indiana

Market Information

Ameriana Bancorp's common shares trade on the NASDAQ Global Market under the symbol ASBI.
As of March 27, 2009, the Company had approximately 1,400 shareholders, including beneficial owners holding shares in nominee or "street" name.

See Note 11 to Consolidated Financial Statements for restrictions on the payment of cash dividends.

Form 10-K Report

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, for the year ended December 31, 2008, may be obtained without charge by writing to:

Nancy Rogers
Senior Vice President –
Investor Relations and Corporate Secretary
Ameriana Bancorp
2118 Bundy Avenue
New Castle, Indiana 47362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission File Number: 0-18392

AMERIANA BANCORP

(Exact name of registrant as specified in its charter)

Indiana	**35-1782688**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2118 Bundy Avenue, New Castle, Indiana	**47362-1048**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(765) 529-2230**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00 per share	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES __ NO X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ___ NO X

Indicate by check mark whether the registrant (l) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ___ NO X

The aggregate market value of the registrant's common stock held by nonaffiliates of the registrant at June 30, 2008 was approximately $25.5 million. For purposes of this calculation, shares held by the directors and executive officers of the registrant are deemed to be held by affiliates.

At March 27, 2009, the registrant had 2,988,952 shares of its common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Proxy Statement for the 2009 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

INDEX

Forward-Looking Statements

This report contains certain "forward-looking statements" within the meaning of the federal securities laws. These statements are not historical facts, rather statements based on Ameriana Bancorp's current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, the outcome of litigation, fluctuations in interest rates, demand for loans in the Company's market area, and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Additional factors that may affect our results are discussed in this annual report on Form 10-K under *"Item 1A. Risk Factors."* The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company advises readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

PART I

Item 1. Business

General

The Company. Ameriana Bancorp (the "Company") is an Indiana chartered bank holding company subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956 (the "BHCA"). The Company became the holding company for Ameriana Bank, SB, an Indiana chartered savings bank headquartered in New Castle, Indiana (the "Bank"), in 1990. The Company also holds a minority interest in a limited partnership organized to acquire and manage real estate investments, which qualify for federal tax credits. Reference to "we," "us" and "our" refer to Ameriana Bancorp and/or the Bank, as appropriate.

The Bank. The Bank began operations in 1890. Since 1935, the Bank has been a member of the Federal Home Loan Bank (the "FHLB") System. Its deposits are insured to applicable limits by the Deposit Insurance Fund, administered by the Federal Deposit Insurance Corporation (the "FDIC"). On June 29, 2002, the Bank converted to an Indiana savings bank and adopted the name "Ameriana Bank and Trust, SB. On July 31, 2006, the Bank closed its Trust Department and adopted its present name on September 12, 2006. The Bank is subject to regulation by the Indiana Department of Financial Institutions (the "DFI") and the FDIC. The Bank conducts business through its main office at 2118 Bundy Avenue, New Castle, Indiana and through eleven branch offices located in New Castle, Middletown, Knightstown, Morristown, Greenfield, Anderson, Avon, McCordsville, Carmel, Fishers and New Palestine, Indiana and a loan production office in Carmel, Indiana. The Bank offers a wide range of consumer and commercial banking services, including: (1) accepting deposits; (2) originating commercial, mortgage, consumer and construction loans; and (3) through its subsidiaries, providing investment and brokerage services and insurance services.

The Bank has three wholly owned subsidiaries, Ameriana Insurance Agency ("AIA"), Ameriana Financial Services, Inc. ("AFS") and Ameriana Investment Management, Inc. ("AIMI"). AIA provides insurance sales from offices in New Castle, Greenfield and Avon, Indiana. AFS offers insurance products through its ownership of an interest in Family Financial Life Insurance Company, New Orleans, Louisiana, which offers a full line of credit-related insurance products. In 2002, AFS acquired a 20.9% ownership interest in Indiana Title Insurance Company, LLC ("ITIC") through which it offers title insurance. On December 31, 2008, the Company along with joint-venture partners First Merchants Corporation and Mutual First Financial, sold the assets of ITIC to IN Title Company, a newly formed company led by current ITIC executives. AFS also operates a brokerage facility in conjunction with LPL Financial. AIMI manages the Company's investment portfolio.

The principal sources of funds for the Bank's lending activities include deposits received from the general public, funds borrowed from the FHLB, principal amortization and prepayment of loans. The Bank's primary sources of income are interest and fees on loans and interest on investments. The Bank has from time to time purchased loans and loan participations in the secondary market. The Bank also invests in various federal and government agency obligations and other investment securities permitted by applicable laws and regulations, including mortgage-backed, municipal and equity securities. The Bank's principal expenses are interest paid on deposit accounts and borrowed funds and operating expenses incurred in the operation of the Bank.

Competition. The geographic markets we serve are highly competitive for deposits, loans and other financial services, including retail brokerage services and insurance. Our direct competitors include traditional banking and savings institutions as well as other non-bank providers of financial services such as insurance companies, brokerage firms, mortgage companies and credit unions located in the Bank's market area. Additional significant competition for deposits comes from money market mutual funds and corporate and government debt securities, and internet banks.

The primary factors in competing for loans are interest rates and loan origination fees and the range of services offered by the various financial institutions. Competition for origination of loans normally comes from commercial banks, savings institutions, mortgage bankers, mortgage brokers and insurance companies. The Bank has been able to compete effectively in its market area.

The Bank has banking offices in Henry, Hancock, Hendricks, Shelby, Madison, and Hamilton Counties in Indiana. The Bank competes with several commercial banks and savings institutions in our primary service area and in surrounding counties, many of which have capital and assets that are substantially larger than the Bank.

The Company expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry into the industry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit the Company's growth in the future.

Available Information

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are made available free of charge on the Company's website, www.ameriana.com, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission. Information on the Company's website should not be considered a part of this Form 10-K.

Lending Activities

General. The principal lending activity of the Bank has been the origination of conventional first mortgage loans secured by residential property and commercial real estate, and commercial loans and consumer loans. The residential mortgage loans have been predominantly secured by single-family homes and have included construction loans.

The Bank may originate or purchase whole loans or loan participations secured by real estate located in any part of the United States. Notwithstanding this nationwide lending authority, the majority of the Bank's mortgage loan portfolio is secured by real estate located in Henry, Hancock, Hamilton, Hendricks, Madison, Shelby, Delaware and Marion counties in the State of Indiana.

The following table sets forth information concerning the Bank's loans by type of loan at the dates indicated.

	At December 31,									
	2008		2007		2006		2005		2004	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)									
Real estate loans:										
Commercial	$98,173	30.13%	$ 83,282	27.88%	$62,112	24.48%	$68,484	30.58%	$76,222	37.76%
Residential	160,553	49.27	139,980	46.86	125,424	49.43	98,495	43.99	93,544	46.35
Construction	39,281	12.05	48,880	16.36	47,984	18.91	44,803	20.01	13,339	6.61
Commercial loans	21,215	6.51	18,665	6.25	12,446	4.90	7,962	3.56	14,334	7.10
Municipal loans	2,218	0.68	2,945	0.99	--	--	--	--	--	--
Consumer loans	4,424	1.36	4,959	1.66	5,789	2.28	4,174	1.86	4,404	2.18
Total	325,864	100.00%	298,711	100.00%	253,755	100.00%	223,918	100.00%	201,843	100.00%
Less:										
Undisbursed loan proceeds	386		1,892		1,769		2,485		1,966	
Deferred loan fees (expenses), net	(48)		(131)		98		307		405	
Allowance for loan losses	2,991		2,677		2,616		2,835		3,128	
Subtotal	3,329		4,438		4,483		5,627		5,499	
Total	$322,535		$294,273		$249,272		$218,291		$196,344	

The following table shows, at December 31, 2008, the Bank's loans based on their contractual terms to maturity. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdrafts are reported as due in one year or less. Contractual principal repayments of loans do not necessarily reflect the actual term of the loan portfolio. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and because of enforcement of due-on-sale clauses, which give the Bank the right to declare a loan immediately due and payable if, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan rates substantially exceed rates on existing mortgage loans.

	Amounts of Loans Which Mature in			
	2009	2010 – 2013	2014 and Thereafter	Total
	(In thousands)			
Type of Loan:				
Residential and commercial real estate mortgage	$ 7,242	$ 21,345	$ 230,139	$258,726
Real estate construction	22,657	4,427	12,197	39,281
Other	10,336	12,206	5,315	27,857
Total	$ 40,235	$ 37,978	$ 247,651	$325,864

The following table sets forth the dollar amount of the Company's aggregate loans due after one year from December 31, 2008, which have predetermined interest rates and which have floating or adjustable interest rates.

	Fixed Rate	Adjustable Rate	Total
	(In thousands)		
Residential and commercial real estate mortgage	$ 119,973	$ 131,511	$ 251,484
Real estate construction	11,455	5,169	16,624
Other loans	15,276	2,245	17,521
Total	$ 146,704	$ 138,925	$ 285,629

Residential Real Estate and Residential Construction Lending. The Bank originates loans on one-to four-family residences. The original contractual loan payment period for residential mortgage loans originated by the Bank generally ranges from ten to 30 years. Because borrowers may refinance or prepay their loans, they normally remain outstanding for a shorter period. The Bank sells a portion of its newly originated fixed-rate mortgage loans in the secondary market and retains all adjustable-rate loans in its portfolio. The decision to sell fixed-rate mortgage loans is determined by management based on available pricing and balance sheet considerations. The Bank also originates hybrid mortgage loans. Hybrid mortgage loans carry a fixed-rate for the first three to ten years, and then convert to an adjustable-rate thereafter. The residential mortgage loans originated and retained by the Bank in 2008 were composed primarily of fixed-rate loans and, to a lesser extent, hybrid loans that have a fixed-rate for five or seven years and adjust annually to the one-year constant maturity treasury rate thereafter. The overall strategy is to maintain a low risk mortgage portfolio that helps to diversify the Bank's overall asset mix.

The Bank makes construction/permanent loans to borrowers to build one-to four-family owner-occupied residences with terms of up to 30 years. These loans are made as interest-only loans for a period typically of 12 months, at which time the loan converts to an amortized loan for the remaining term. The loans are made typically as adjustable-rate mortgages, which may be converted to a fixed-rate loan for sale in the secondary market at the request of the borrower if secondary market guidelines have been met. Residential real estate construction loans were $6.7 million, or 17.0% of the construction loan portfolio at December 31, 2008 compared to $3.8 million, or 7.8% at December 31, 2007.

Loans involving construction financing present a greater level of risk than loans for the purchase of existing homes since collateral value and construction costs can only be estimated at the time the loan is approved. The Bank has sought to minimize this risk by limiting construction lending to qualified borrowers in its market area and by limiting the number of construction loans outstanding at any time to individual builders. In addition, most of the Bank's construction loans are made on homes that are pre-sold, for which permanent financing is already arranged.

In 2008, the Bank originated $36.8 million in residential real estate loans and acquired $8.7 million of in-market loans through a broker, for a total of $45.5 million. The total included $16.3 million in adjustable-rate residential mortgage loans, including hybrids, with $809,000 from the broker, $21.9 million of fixed-rate loans, with $7.9 million from the broker, and $7.3 million of home equity line of credit loans. Sales of fixed-rate residential mortgage loans into the secondary market in 2008 and 2007 were $1.8 million and $4.9 million, respectively. Gains on residential loan sales, including imputed gains on servicing rights, were $51,000 in 2008 compared with $108,000 in 2007.

Commercial Real Estate and Commercial Real Estate Construction Lending. The Bank originates loans secured by both owner occupied and nonowner-occupied properties. The Bank originates commercial real estate loans and purchases loan participations from other financial institutions. These participations are reviewed and approved based upon the same credit standards as commercial real estate loans originated by the Bank. At December 31, 2008, the Bank's individual commercial real estate loan balances ranged from $4,000 to $5.2 million. The Bank's commercial real estate loans may have a fixed or variable interest rate.

Loans secured by commercial real estate properties are generally larger and involve a greater degree of credit risk than one-to four-family residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or by general economic conditions. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired. To minimize the risks involved in originating such loans, the Bank considers, among other things, the creditworthiness of the borrower, the location of the real estate, the condition and occupancy levels of the security, the projected cash flows of the business, the borrower's ability to service the debt and the quality of the organization managing the property.

Commercial real estate construction loans are made to developers for the construction of commercial properties, owner-occupied facilities, non-owner occupied facilities and for speculative purposes. These construction loans are granted based on a reasonable estimate of the time to complete the projects. Commercial real estate construction loans made up $36.2 million, or 92.2% of the construction loan portfolio at December 31, 2008 compared to $45.1 million, or 92.2% at December 31, 2007. As these loans mature they will either pay-off or roll to a permanent commercial real estate loan.

The Bank's underwriting criteria are designed to evaluate and minimize the risks of each construction loan. Among other things, the Bank considers evidence of the availability of permanent financing or a takeout commitment to the borrower; the reputation of the borrower and his or her financial condition; the amount of the borrower's equity in the project; independent appraisal and review of cost estimates; pre-construction sale and leasing information; and cash flow projections of the borrower.

At December 31, 2008, the largest commercial real estate lending relationship included three credits secured by commercial office space with total commitments of $5.7 million and outstanding balances totaling $5.5 million. All of the individual credits were performing according to their original terms at December 31, 2008.

Municipal Lending. At December 31, 2008, the Bank's loan portfolio included two municipal loans with approved credit limits totaling $3.4 million and outstanding balances totaling $2.2 million. The largest loan had a credit limit of $3.2 million and had an outstanding balance of $2.0 million at December 31, 2008. This loan has a fixed-rate of interest, is non-amortizing, and has a maturity date in 2012. This loan was performing according to its original terms at December 31, 2008.

Consumer Lending. The consumer lending portfolio includes automobile loans, home equity lines, and other consumer products. The collateral is generally the asset defined in the purpose of the request. The policies of the Bank are adhered to in our underwriting of consumer loans.

Management believes that the shorter terms and the normally higher interest rates available on various types of consumer loans have been helpful in maintaining profitable spreads between average loan yields and costs of funds. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections depend on the borrower's continuing financial stability, and therefore, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans. The Bank has sought to reduce this risk by primarily granting secured consumer loans.

Commercial Lending. The Bank lends to business entities for the purposes of short-term working capital, inventory financing, equipment purchases and other business financing needs. These can be in the form of revolving lines of credit, commercial lines of credit, or term debt. The Bank also matches the term of the debt to the estimated useful life of the assets.

At December 31, 2008, the largest commercial relationship included nine credits with outstanding balances totaling $4.9 million that were secured by manufacturing equipment, inventory, accounts receivable, and an aircraft. All of the individual credits were performing according to their original terms at December 31, 2008.

Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property the value of which tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Originations, Purchases and Sales. Historically, most residential and commercial real estate loans have been originated directly by the Bank through salaried and commissioned loan officers. Residential loan originations have been attributable to referrals from real estate brokers and builders, banking center staff, and commissioned loan agents. The Bank has also obtained residential loans and commercial loans from other financial institutions in prior years, and in 2008 purchased a $1.0 million participation in a commercial equipment loan. At December 31, 2008, balances outstanding for all loans acquired as participations or whole loan purchases totaled $26.2 million. Commercial real estate and construction loan originations have also been obtained by direct solicitation. Consumer loan originations are attributable to walk-in customers who have been made aware of the Bank's programs by advertising as well as direct solicitation.

The Bank has previously sold whole loans and loan participations to other financial institutions and institutional investors. Sales of loans generate income (or loss) at the time of sale, produce future servicing income and provide funds for additional lending and other purposes. When the Bank retains the servicing of loans it sells, the Bank retains responsibility for collecting and remitting loan payments, inspecting the properties, making certain insurance and tax payments on behalf of borrowers and otherwise servicing those loans. The Bank typically receives a fee of between 0.25% and 0.375% per annum of the loan's principal amount for performing these services. The right to service a loan has economic value and the Bank carries capitalized servicing rights on its books based on comparable market values and expected cash flows. At December 31, 2008, the Bank was servicing $124.9 million of loans for others. The aggregate book value of capitalized servicing rights at December 31, 2008 was $743,000.

Management believes that purchases of loans and loan participations are desirable when local mortgage demand is less than the local supply of funds available for mortgage originations or when loan terms available outside the Bank's local lending areas are favorable to those available locally. Additionally, purchases of loans may be made to diversify the Bank's lending portfolio. The Bank's loan purchasing activities fluctuate significantly. The seller generally performs the servicing of purchased loans. The Bank utilizes the same underwriting and monitoring processes and standards for loans it purchases as it would for internally generated loans. To cover servicing costs, the service provider retains a portion of the interest being paid by the borrower. In addition to whole loan purchases, the Bank also purchases participation interests in loans. Both whole loans and participations are purchased on a yield basis.

For additional information, see *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* included in Item 7 of this Form 10-K.

Loan Underwriting. During the loan approval process, the Bank assesses both the borrower's ability to repay the loan and the adequacy of the underlying security. Potential residential borrowers complete an application that is submitted to a commissioned loan originator. As part of the loan application process, the Bank obtains information concerning the income, financial condition, employment and credit history of the applicant. In addition, qualified appraisers inspect and appraise the property that is offered to secure the loan. The Bank's underwriter or the senior vice president of mortgage banking approve or deny the loan request.

Consumer loan applications are evaluated using a multi-factor based scoring system or by direct underwriting.

Commercial loans are submitted to the Bank's credit analysts for review, financial analysis and for preparation of a Loan Approval Memorandum. The Loan Committee, consisting of members of the Board or management appointed by the Board of Directors, must approve loans between $1.0 million and $4.5 million. The Board of Directors approves all loans in excess of $4.5 million. If an expedient approval is necessary for requests over $1.0 million but less than $4.5 million, approval may be obtained by two of the following individuals: Chief Executive Officer, Chief Operating Officer, Chief Credit Officer and Chief Lending Officer.

In connection with the origination of single-family, residential adjustable-rate loans with the initial rate fixed for three years or less, borrowers are qualified at a rate of interest equal to the new rate at the first re-pricing date, assuming the maximum increase. It is the policy of management to make loans to borrowers who not only qualify at the low initial rate of interest, but who would also qualify following an upward interest rate adjustment.

Loan Fee and Servicing Income. In addition to interest earned on loans, the Bank receives income through servicing of loans and fees in connection with loan originations, loan modifications, late payments, and changes of property ownership and for miscellaneous services related to the loan. Income from these activities is volatile and varies from period to period with the volume and type of loans made.

When possible, the Bank charges loan origination fees on commercial loans that are calculated as a percentage of the amount borrowed and are charged to the borrower at the time of origination of the loan. These fees generally range up to one point (one point being equivalent to 1% of the principal amount of the loan). In accordance with Statement of Financial Accounting Standard No. 91, loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of yield over the contractual life of the related loans.

For additional information, see Note 4 to the "Consolidated Financial Statements" included under Item 8 of this Form 10-K.

Delinquencies. When a borrower defaults upon a required payment on a non-commercial loan, the Bank contacts the borrower and attempts to induce the borrower to cure the default. A late payment notice is mailed to the borrower and a telephone contact is made after a payment is fifteen days past due. If the delinquency on a mortgage loan exceeds 90 days and is not cured through the Bank's normal collection procedures or an acceptable arrangement is not worked out with the borrower, the Bank will institute measures to remedy the default, including commencing foreclosure action. In the case of default related to a commercial loan, the contact is initiated by the commercial lender after a payment is ten days past due. The Bank's loan committee reviews delinquency reports weekly and monthly.

The Bank follows the collection processes required by Freddie Mac, Fannie Mae and the Federal Home Loan Bank of Indianapolis to manage residential loans underwritten for the secondary market. The collection practices for all other loans adhere with the Bank's loan policies and regulatory requirements. It is the Bank's intention to be proactive in its collection of delinquent accounts while adhering to state and federal guidelines.

Nonperforming Assets and Asset Classification. Loans are reviewed regularly and are placed on non-accrual status when, in the opinion of management, the collection of additional interest is doubtful. Residential mortgage loans are placed on non-accrual status when either principal or interest is 90 days or more past due unless it is adequately secured and there is reasonable assurance of full collection of principal and interest. Consumer loans generally are charged off when the loan becomes over 120 days delinquent. Commercial business and real estate loans are placed on non-accrual status when the loan is 90 days or more past due. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are applied to the outstanding principal balance.

Real estate acquired by the Bank as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until such time as it is sold. When such property is acquired, it is recorded at its fair value. Any subsequent deterioration of the property is charged off directly to income, reducing the value of the asset.

The following table sets forth information with respect to the Company's aggregate nonperforming assets at the dates indicated.

	At December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Loans accounted for on a nonaccrual basis:					
Real Estate:					
Residential	$2,960	$1,465	$ 657	$ 494	$1,083
Commercial	1,766	303	--	--	3,032
Construction	1,454	870	2,616	1,960	1,604
Commercial	--	--	--	14	10
Consumer	38	--	53	--	7
Total	6,218	2,638	3,326	2,468	5,736
Accruing loans contractually past due 90 days or more:					
Real Estate:					
Residential	--	--	71	90	143
Consumer	1	--	13	--	1
Total	1	--	84	90	144
Total of nonaccrual and 90 days past due or more loans (1)	$6,219	$2,638	$3,410	$2,558	$5,880
Percentage of total loans	1.91%	0.88%	1.35%	1.16%	2.95%
Other nonperforming assets (2)	$4,169	$2,517	$ 610	$1,413	$ 572

(1) The Company had no troubled debt restructurings at the dates indicated.
(2) Other nonperforming assets represent property acquired through foreclosure or repossession. This property is carried at the lower of its fair market value or the principal balance of the related loan.

The Company's nonperforming loans increased $3.6 million for the year ended December 31, 2008. The increase was due primarily to the classification of a multi-family loan of $1.7 million in Anderson, Indiana, and the classification of two land development loans totaling $1.1 million as non-performing, and an increase in our single-family residential non-performing loans. Non-accrual residential real estate loans increased to $3.0 million at December 31, 2008 from $1.5 million at December 31, 2007 due to weakness in the real estate markets that we serve. We have analyzed our collateral position on these nonperforming loans, and have established reserves accordingly. Non-performing loans at December 31, 2007 would have been higher and represented an increase compared to December 31, 2006 had two credits with outstanding balances totaling $2.4 million not been transferred to other real estate owned during 2007. Both credits were real estate construction loans, with one being a 42-unit condominium project and the other a high-end single-family residential property.

Interest income that would have been recorded for 2008 had non-accruing loans been current in accordance with their original terms and had been outstanding throughout the period was $170,000. The amount of interest related to non-accrual loans included in interest income for 2008 was $70,000.

For additional information regarding the Bank's problem assets and loss provisions recorded thereon, see *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* in Item 7 of this Form 10-K.

Reserves for Losses on Loans and Real Estate

In making loans, management recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a secured loan, the quality of the security for the loan.

It is management's policy to maintain reserves for estimated incurred losses on loans. The Bank's management establishes general loan loss reserves based on, among other things, historical loan loss experience, evaluation of economic conditions in general and in various sectors of the Bank's customer base, and periodic reviews of loan portfolio quality. Specific reserves are provided for individual loans where the ultimate collection is considered questionable by management after reviewing the current status of loans that are contractually past due and considering the net realizable value of the security of the loan or guarantees, if applicable. It is management's policy to establish specific reserves for estimated inherent losses on delinquent loans when it determines that losses are anticipated to be incurred on the underlying properties. At December 31, 2008, the Bank's allowance for loan losses amounted to $3.0 million.

Future reserves may be necessary if economic conditions or other circumstances differ substantially from the assumptions used in making the initial determinations. There can be no assurance that regulators, in reviewing the Bank's loan portfolio in the future, will not ask the Bank to increase its allowance for loan losses, thereby negatively affecting its financial condition and earnings.

The following table sets forth an analysis of the Bank's aggregate allowance for loan losses for the periods indicated.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Balance at beginning of period	$2,677	$2,616	$2,835	$3,128	$3,744
Charge-offs:					
Real estate loans:					
Commercial	--	1	540	34	674
Residential	413	14	36	237	208
Construction	--	488	--	1,165	20
Commercial loans	503	538	16	31	16
Consumer loans	135	72	87	65	216
Total charge-offs	1,051	1,113	679	1,532	1,134
Recoveries:					
Real estate loans:					
Residential	9	1	9	97	--
Commercial	75	--	4	552	--
Commercial loans	--	2,772	108	3,515	--
Consumer loans	31	28	39	43	126
Total recoveries	115	2,801	160	4,207	126
Net recoveries (charge-offs)	(936)	1,688	(519)	2,675	(1,008)
Transfer to allowance for unfunded commitments	--	--	--	(116)	--
Provision (credit) for loan losses	1,250	(1,627)	300	(2,852)	392
Balance at end of period	$2,991	$2,677	$2,616	$2,835	$3,128
Ratio of net charge-offs (recoveries) to average loan outstanding during the period	0.30%	(0.62)%	0.22%	(1.30)%	0.52%
Allowance for loan losses to loans	0.92%	0.90%	1.04%	1.28%	1.57%

The Company had a provision for loan losses of $1.3 million for 2008 compared to a credit of $1.6 million in 2007. The 2008 provision was primarily a result of additional loan growth, the increase in nonperforming loans and the increasing pressure of current economic conditions on credit quality. Total charge-offs of $1.1 million for 2008 included a partial charge-off of $259,000 of one commercial loan, and smaller charge-off amounts to various other loans. Total charge-offs of $1.1 million for 2007 included $1.0 million related to three commercial credits, a commercial real estate construction loan and two commercial loans, previously totaling $2.8 million that were either charged off or charged down. *See also "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Loans – Credit Quality."*

The following table sets forth a breakdown of the Company's aggregate allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At December 31,					
	2008		2007		2006	
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)					
Real estate loans:						
Commercial	$ 760	30.13%	$ 550	27.88%	$ 716	24.48%
Residential	521	49.27	348	46.86	245	49.43
Construction	686	12.05	999	16.36	1,524	18.91
Commercial loans	729	6.51	571	6.25	75	4.90
Municipal loans	--	0.68	--	0.99	--	--
Consumer loans	295	1.36	209	1.66	56	2.28
Total allowance for loan losses	$2,991	100.00%	$2,677	100.00%	$2,616	100.00%

	At December 31,			
	2005		2004	
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)			
Real estate loans:				
Commercial	$1,545	30.58%	$2,013	37.76%
Residential	502	43.99	462	46.35
Construction	697	20.01	247	6.61
Commercial loans	27	3.56	319	7.10
Consumer loans	64	1.86	87	2.18
Total allowance for loan losses	$2,835	100.00%	$3,128	100.00%

Investment Activities

Interest and dividends on investment securities, mortgage-backed securities, FHLB stock and other investments provide the second largest source of income for the Bank (after interest on loans), constituting 16.4% of the Bank's total interest income (and dividends) for fiscal 2008. The Bank maintains its liquid assets at levels believed adequate to meet requirements of normal banking activities and potential savings outflows.

As an Indiana savings bank, the Bank is authorized to invest without limitation in direct or indirect obligations of the United States, direct obligations of a United States territory, and direct obligations of the state or a municipal corporation or taxing district in Indiana. The Bank is also permitted to invest in bonds or other securities of a national mortgage association and the stock and obligations of a Federal Home Loan Bank. Indiana savings banks may also invest in collateralized mortgage obligations to the same extent as national banks. An Indiana savings bank may also purchase for its own account other investment securities under such limits as the Department of Financial Institutions prescribes by rule, provided that the savings bank may not invest more than 10% of its equity capital in the investment securities of any one issuer. An Indiana savings bank may not invest in speculative bonds, notes or other indebtedness that are defined as securities and that are rated below the first four rating categories by a generally recognized rating service, or are in default. An Indiana savings bank may purchase an unrated security if it obtains financial information adequate to document the investment quality of the security.

The Bank's investment portfolio consists primarily of mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac. The Bank has also invested in municipal securities and mutual funds and maintains interest-bearing deposits in other financial institutions (primarily the FHLB of Indianapolis and the Federal Reserve Bank of Chicago). As a member of the FHLB System, the Bank is also required to hold stock in the FHLB of Indianapolis. The Bank did not own any security of a single issuer that had an aggregate book value in excess of 10% of its equity at December 31, 2008.

The following table sets forth the market value of the Bank's investments in federal agency obligations, mortgage-backed securities, equity securities, and municipal securities at the dates indicated. All of these investments were available for sale.

	At December 31	
	2008	**2007**
	(In thousands)	
Federal agencies	$ ---	$ 6,011
Mortgage-backed securities	55,289	31,509
Equity securities	1,525	1,518
Municipal securities	18,557	27,654
Total investment	$75,371	$66,692

The following table sets forth information regarding maturity distribution and average yields for the Bank's investment securities portfolio at December 31, 2008.

	Within 1 Year		1-5 Years		5-10 Years		Over 10 Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					(Dollars in thousands)					
Municipal securities (1)	--	--	$6,453	5.39%	$4,461	5.51%	$7,643	6.09%	$18,557	5.72%
Equity securities (2)	$1,525	4.10%	--	--	--	--	--	--	1,525	4.10%

(1) Presented on a tax equivalent basis using a tax rate of 34%.
(2) Equity securities have no stated maturity date.

The Bank's mortgage-backed securities include both fixed and adjustable-rate securities. At December 31, 2008, the Bank's mortgage-backed securities consisted of the following:

	Carrying Amount	Average Yield
	(Dollars in thousands)	
Adjustable-rate:		
Repricing in one year or less	$12,665	4.47%
Repricing in more than one year	--	--
Fixed-rate:		
Maturing in five years or less	7,816	4.27
Maturing in five to ten years	16	11.91
Maturing in more than ten years	34,792	5.52
Total	$55,289	5.29%

Sources of Funds

General. Checking and savings accounts, certificates of deposit and other types of deposits have traditionally been an important source of the Bank's funds for use in lending and for other general business purposes. In addition to deposit accounts, the Bank derives funds from loan repayments, loan sales, borrowings and operations. The availability of funds from loan sales and repayments is influenced by general interest rates and other market conditions. Borrowings may be used on a short-term basis to compensate for reductions in deposits or deposit inflows at less than projected levels and may be used on a longer-term basis to support expanded lending activities.

Deposits. The Bank attracts both short-term and long-term retail deposits from the general public by offering a wide assortment of deposit accounts and interest rates. The Bank offers regular savings accounts, interest-bearing (NOW) and noninterest-bearing checking accounts, money market accounts, fixed interest rate certificates with varying maturities and negotiated rate jumbo certificates with various maturities. The Bank also offers tax-deferred individual retirement, Keogh retirement and simplified employer plan retirement accounts.

As of December 31, 2008, approximately 40.7%, or $132.0 million, of the Bank's aggregate retail deposits consisted of various savings and demand deposit accounts from which customers are permitted to withdraw funds at any time without penalty.

Interest earned on statement accounts is paid from the date of deposit to the date of withdrawal and compounded semi-annually for the Bank. Interest earned on NOW and money market deposit accounts is paid from the date of deposit to the date of withdrawal and compounded and credited monthly. Management establishes the interest rate on these accounts weekly.

The Bank also makes available to its depositors a number of certificates of deposit with various terms and interest rates to be competitive in its market area. These certificates have minimum deposit requirements as well.

In addition to retail deposits, the Bank may obtain certificates of deposit from the brokered market. The Bank held no brokered certificates at December 31, 2008 and December 31, 2007.

The following table sets forth the change in dollar amount of deposits in the various types of deposit accounts offered by the Bank between the dates indicated.

	Balance at December 31, 2008		Balance at December 31, 2007		Increase (Decrease) from Prior Year	
	(Dollars in thousands)					
Noninterest-bearing accounts	$ 22,071	6.80%	$20,429	6.49%	$ 1,642	8.04%
Savings deposits	21,884	6.75	21,385	6.79	499	2.33
NOW accounts	31,900	9.83	29,193	9.28	2,707	9.27
Super NOW accounts	30,502	9.40	33,114	10.52	(2,612)	(7.89)
Money market deposit accounts	25,645	7.91	35,976	11.43	(10,331)	(28.72)
Certificate accounts:						
Certificates of $100,000 and more	64,492	19.88	42,470	13.50	22,022	51.85
Fixed-rate certificates:						
12 months or less	84,714	26.11	99,612	31.65	(14,898)	(14.96)
13-24 months	27,864	8.59	21,309	6.77	6,555	30.76
25-36 months	5,651	1.74	3,764	1.19	1,887	50.13
37 months or greater	8,850	2.73	6,428	2.04	2,422	37.68
Variable-rate certificates:						
18 months	833	0.26	1,066	0.34	(233)	(21.86)
Total	$324,406	100.00%	$314,746	100.00%	$ 9,660	3.07

The variety of deposit accounts offered by the Bank has permitted it to be competitive in obtaining funds and has allowed it to respond with flexibility to, but not eliminate, disintermediation (the flow of funds away from depository institutions such as savings institutions into direct investment vehicles such as government and corporate securities). In addition, the Bank has become much more subject to short-term fluctuation in deposit flows, as customers have become more interest rate conscious. The ability of the Bank to attract and maintain deposits and its costs of funds have been, and will continue to be, significantly affected by money market conditions. The Bank currently offers a variety of deposit products to the customer. They include noninterest-bearing and interest-bearing NOW accounts, interest-bearing Super NOW accounts, savings accounts, money market deposit accounts ("MMDA") and certificates of deposit ranging in terms from three months to seven years. The Bank's Super NOW account, which was introduced in 2003 and pays tiered premium money market rates with unlimited check writing privileges, had a portfolio balance of $30.5 million at December 31, 2008.

The following table sets forth the Bank's average aggregate balances and interest rates. Average balances in 2008, 2007 and 2006 are calculated from actual daily balances.

	For the Years Ended December 31,					
	2008		2007		2006	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollars in thousands)					
Interest-bearing demand deposits	$ 62,438	1.43%	$ 61,754	2.48%	$ 69,990	2.55%
Money market deposit accounts	30,951	1.82	32,349	3.55	22,460	1.99
Savings deposits	22,048	0.25	22,568	0.39	23,867	0.40
Time deposits	179,357	3.63	183,353	4.47	199,934	4.13
Total interest-bearing deposits	294,794	2.72	300,024	3.66	316,251	3.35
Noninterest-bearing demand and savings deposits	23,329		20,729		19,719	
Total deposits	$318,123		$320,753		$335,970	

The following table sets forth the aggregate time deposits in the Bank classified by rates as of the dates indicated.

	At December 31,		
	2008	2007	2006
	(In thousands)		
Less than 2.00%	$ 15,071	$ --	$ 144
2.00% - 3.99%	136,408	46,977	41,879
4.00% - 5.99%	40,885	127,628	146,180
6.00% - 7.99%	40	44	45
	$ 192,404	$174,649	$188,248

The following table sets forth the amount and maturities of the Bank's time deposits at December 31, 2008.

	Amount Due				
	Less Than One Year	1-2 Years	2-3 Years	More Than 3 Years	Total
	(In thousands)				
Less than 2.00%	$ 14,930	$ 141	$ --	$ --	$ 15,071
2.00% - 3.99%	92,450	32,763	5,052	6,143	136,408
4.00% - 5.99%	28,989	3,919	2,316	5,661	40,885
6.00% - 7.99%	12	24	4	--	40
	$136,381	$36,847	$7,372	$11,804	$192,404

The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity at December 31, 2008.

Maturity Period	Certificates of Deposit (In thousands)
Three months or less	$25,814
Over three through six months	7,315
Over six through twelve months	17,837
Over twelve months	13,526
Total	$64,492

Borrowings. Deposits are the primary sources of funds for the Bank's lending and investment activities and for its general business purposes. The Bank also uses advances from the FHLB to supplement its supply of lendable funds, to meet deposit withdrawal requirements and to extend the terms of its liabilities. FHLB advances are typically secured by the Bank's FHLB stock, a portion of first mortgage loans, investment securities and overnight deposits. At December 31, 2008, the Bank had $79.9 million of FHLB advances outstanding.

The Federal Home Loan Banks function as central reserve banks providing credit for savings institutions and certain other member financial institutions. As a member, the Bank is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its home mortgages and other assets (principally, securities which are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Borrowings increased $29.2 million in 2008, to fund the Bank's loan portfolio growth, investment portfolio growth and for investments in premises and equipment that are part of the Indianapolis retail banking expansion strategy.

On March 8, 2006, the Company formed Ameriana Capital Trust I ("Trust I"), a wholly owned statutory business trust. The Company purchased 100% of the common stock of Trust I for $310,000. Trust I issued $10.0 million in trust preferred securities and those proceeds combined with the $310,000 in proceeds of the common stock were used to purchase $10.3 million in subordinated debentures issued by the Company. The subordinated debentures are unconditionally guaranteed by the Company and are the sole asset of Trust I. The subordinated debentures bear a rate equal to the average of 6.71% and the three-month London Interbank Offered Rate ("LIBOR") plus 150 basis points for the first five years following the offering. After the first five years, the subordinated debentures will bear a rate equal to 150 basis points over the three-month LIBOR rate. At December 31, 2008, the debentures had an interest rate of 5.10%.

The following table sets forth certain information regarding borrowings from the FHLB of Indianapolis at the dates and for the periods indicated.

	At or for the Year Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Amounts outstanding at end of period:			
FHLB advances	$79,925	$58,203	$64,373
Subordinated debentures	10,310	10,310	10,310
Repurchase agreement	7,500	--	--
Weighted average rate paid on			
FHLB advances at end of period	4.05%	4.29%	4.60%
Subordinated debentures	5.10	6.46	6.79
Repurchase agreement	4.42	--	--
Maximum amount of borrowings outstanding at any month end:			
FHLB advances	$89,925	$66,324	$91,414
Subordinated debentures	10,310	10,310	10,310
Repurchase agreement	7,500	--	--
Approximate average amounts outstanding during period:			
FHLB advances	$76,901	$53,138	$58,707
Subordinated debentures	10,310	10,310	8,474
Repurchase agreement	2,062	--	--
Approximate weighted average rate during the period paid on:			
FHLB advances	3.99%	4.50%	4.48%
Subordinated debentures	5.83	6.91	6.79
Repurchase agreement	4.42	--	--

Average Balance Sheet

The following table sets forth certain information relating to the Bank's average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expenses by the average balance of assets or liabilities, respectively, for the periods presented. Interest/dividends from tax-exempt municipal loans and tax-exempt municipal securities have been increased by $537,000, $666,000 and $442,000 for 2008, 2007 and 2006, respectively, from the amount listed on the income statement to reflect interest income on a tax-equivalent basis. Average balances for 2008, 2007 and 2006 are calculated from actual daily balances.

	Years Ended December 31,								
	2008			2007			2006		
	Average Balance	Interest/ Dividends	Average Yield/ Cost	Average Balance	Interest Dividends	Average Yield/ Cost	Average Balance	Interest/ Dividends	Average Yield/ Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loan portfolio (1)	$311,260	$19,823	6.37%	$274,287	$19,377	7.06%	$232,479	$16,212	6.97%
Mortgage-backed securities	44,808	2,260	5.04	34,606	1,662	4.80	43,081	1,906	4.42
Securities									
Taxable	5,391	292	5.42	29,292	1,080	3.69	78,466	2,935	3.74
Tax-exempt (2)	22,444	1,270	5.66	33,266	1,867	5.61	23,393	1,300	5.56
Short-term investments and other interest-earning assets (3)	16,206	473	2.92	12,231	580	4.74	26,029	693	2.66
Total interest-earning assets	400,109	24,118	6.03	383,682	24,566	6.40	403,448	23,046	5.71
Noninterest-earning assets	49,521			41,563			42,399		
Total assets	$449,630			$425,245			$445,847		
Interest-bearing liabilities:									
Demand deposits and savings	$115,437	1,512	1.31	$116,671	2,768	2.37	$116,317	2,327	2.00
Certificate of deposits	179,357	6,517	3.63	183,353	8,205	4.48	199,934	8,264	4.13
Total interest-bearing deposits	294,794	8,029	2.72	300,024	10,973	3.66	316,251	10,591	3.35
Borrowings	89,273	3,759	4.21	63,448	3,105	4.89	77,584	3,212	4.14
Total interest-bearing liabilities	384,067	11,788	3.07	363,472	14,078	3.87	393,835	13,803	3.50
Noninterest-bearing liabilities	32,304			29,139			17,927		
Total liabilities	416,371			392,611			411,762		
Stockholders' equity	33,259			32,634			34,085		
Total liabilities and stockholders' equity	$449,630			$425,245			$445,847		
Net interest income		$12,330			$10,488			$ 9,243	
Interest rate spread			2.96%			2.53%			2.21%
Net tax equivalent yield (4)			3.08%			2.73%			2.29%
Ratio of average interest-earning assets to average interest-bearing liabilities			104.18%			105.48%			104.65%

(1) Interest and average yield presented on a tax equivalent basis using an effective tax rate of 32% for municipal bank qualified tax-exempt loans subject to the Tax Equity and Fiscal Responsibility Act of 1982 penalty. Nonaccrual loans are included in average loans outstanding.

(2) Interest and average yield presented on a tax equivalent basis using a tax rate of 34%.

(3) Includes interest-bearing deposits in other financial institutions, mutual funds, trust preferred securities, and FHLB stock.

(4) Net interest income is presented on a tax equivalent basis as a percentage of average interest-earning assets.

Subsidiary Activities

The Company maintains two wholly-owned subsidiaries, the Bank and Ameriana Capital Trust I. The Company also holds a minority interest in a limited partnership organized to acquire and manage real estate-investments, which qualify for federal tax credits. The Bank has three wholly owned subsidiaries: AFS, AIA and AIMI. On December 31, 2008, the Company, along with joint-venture partners First Merchants Corporation and Mutual First Financial, sold the assets of Indiana Title Insurance Company to IN Title Company, a newly formed company led by current ITIC executives. The Company had a 20.94% ownership interest in ITIC and as a result of the sale incurred a loss of $227,000. At December 31, 2008, the Bank's investments in its subsidiaries were approximately $28.1 million, consisting of direct equity investments.

Indiana savings banks may acquire or establish subsidiaries that engage in activities permitted to be performed by the savings bank itself, or permitted to operating subsidiaries of national banks. Under FDIC regulations, a subsidiary of a state bank may not engage as principal in any activity that is not of a type permissible for a subsidiary of a national bank unless the FDIC determines that the activity does not impose a significant risk to the affected insurance fund.

REGULATION AND SUPERVISION

The Company expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit the Company's growth in the future.

Regulation and Supervision of the Company

General. The Company is a public company registered with the Securities and Exchange Commission (the "SEC"), whose common stock trades on The Nasdaq Stock Market LLC and is a bank holding company subject to regulation by the Federal Reserve Board under the Bank Holding Company Act, as amended ("BHCA"). As a result, the activities of the Company are subject to certain requirements and limitations, which are described below. As a public reporting company, the Company is required to file annual, quarterly and current reports with the SEC. As a bank holding company, the Company is required to file annual and quarterly reports with the Federal Reserve Board and to furnish such additional information as the Federal Reserve Board may require pursuant to the BHCA. The Company is also subject to regular examination by the Federal Reserve Board.

Dividends. The Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations adopted by the Federal Reserve Board, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized." See *"Regulation and Supervision of the Bank – Prompt Corrective Regulatory Action."*

Stock Repurchases. As a bank holding company, the Company is required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the Company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would violate any law, regulation, Federal Reserve Board order, directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. This requirement does not apply to bank holding companies that are "well-capitalized," "well-managed" and are not the subject of any unresolved supervisory issues.

Acquisitions. The Company is required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior Federal Reserve Board approval will also be required for the Company to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, the Company would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. In evaluating such transactions, the Federal Reserve Board considers such matters as the financial and managerial resources of and future prospects of the companies involved, competitive factors and the convenience and needs of the communities to be served. Bank holding companies may acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. With certain exceptions, the BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that is not a bank or a bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities, which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking. The activities of the Company are subject to these legal and regulatory limitations under the BHCA and the related Federal Reserve Board regulations. The Gramm-Leach-Bliley Act of 1999 authorized a bank holding company that meets specified conditions, including being well-capitalized and well managed, to opt to become a "financial holding company," and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. The Federal Reserve Board has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

Under the Change in Bank Control Act of 1978 (the "CBCA"), a 60-day prior written notice must be submitted to the Federal Reserve Board if any person (including a company), or any group acting in concert, seeks to acquire 10% of any class of the Company's outstanding voting securities, unless the Federal Reserve Board determines that such acquisition will not result in a change of control of the bank. Under the CBCA, the Federal Reserve Board has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the proposed acquiror, the convenience and needs of the community served by the bank and the antitrust effects of an acquisition.

Under the BHCA, any company would be required to obtain prior approval from the Federal Reserve Board before it may obtain "control" of the Company within the meaning of the BHCA. Control for BHCA purposes generally is defined to mean the ownership or power to vote 25% or more of any class of the Company's voting securities or the ability to control in any manner the election of a majority of the Company's directors. An existing bank holding company would be required to obtain the Federal Reserve Board's prior approval under the BHCA before acquiring more than 5% of the Company's voting stock.

Under Indiana banking law, prior approval of the Indiana Department of Financial Institutions is also required before any person may acquire control of an Indiana bank, bank or bank holding company. The Department will issue a notice approving the transaction if it determines that the persons proposing to acquire the savings bank, bank or bank holding company are qualified in character, experience and financial responsibility, and the transaction does not jeopardize the interests of the public.

Capital Requirements. The Federal Reserve Board has adopted guidelines regarding the capital adequacy of bank holding companies, which require bank holding companies to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. These requirements are substantially similar to those applicable to the Bank. *See "– Regulation and Supervision of the Bank – Capital Requirements."*

Regulation and Supervision of the Bank

General. The Bank, as an Indiana chartered savings bank, is subject to extensive regulation by the Indiana Department of Financial Institutions and the FDIC. The lending activities and other investments of the Bank must comply with various regulatory requirements. The Indiana Department of Financial Institutions and FDIC periodically examine the Bank for compliance with various regulatory requirements. The Bank must file reports with the Indiana Department of Financial Institutions and the FDIC describing its activities and financial condition. The Bank is also subject to certain reserve requirements promulgated by the Federal Reserve Board. This supervision and regulation is intended primarily for the protection of depositors. Certain of these regulatory requirements are referred to below or appear elsewhere in this Form 10-K. The regulatory discussion, however, does not purport to be an exhaustive treatment of applicable laws and regulations and is qualified in its entirety be reference to the actual statutes and regulations. The Bank's prospective conversion from an Indiana savings bank to an Indiana commercial bank is not expected to materially change the regulatory requirements applicable to the Bank.

Federal Banking Law

Capital Requirements. Under FDIC regulations, state chartered banks that are not members of the Federal Reserve System are required to maintain a minimum leverage capital requirement consisting of a ratio of Tier 1 capital to total assets of 3% if the FDIC determines that the institution is not anticipating or experiencing significant growth and has well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings, and in general, a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System (the CAMELS rating system) established by the Federal Financial Institutions Examination Council. For all but the most highly rated institutions meeting the conditions set forth above, the minimum leverage capital ratio is 4%. Tier 1 capital is the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets (other than certain mortgage servicing assets, purchased credit card relationships, credit-enhancing interest-only strips and certain deferred tax assets), identified losses, investments in certain financial subsidiaries and non-financial equity investments.

In addition to the leverage capital ratio (the ratio of Tier I capital to total assets), state chartered nonmember banks must maintain a minimum ratio of qualifying total capital to risk-weighted assets of at least 8%, of which at least half must be Tier 1 capital. Qualifying total capital consists of Tier 1 capital plus Tier 2 capital (also referred to as supplementary capital) items. Tier 2 capital items include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and preferred stock with a maturity of over 20 years, certain other capital instruments and up to 45% of pre-tax net unrealized holding gains on equity securities. The includable amount of Tier 2 capital cannot exceed the institution's Tier 1 capital. Qualifying total capital is further reduced by the amount of the bank's investments in banking and finance subsidiaries that are not consolidated for regulatory capital purposes, reciprocal cross-holdings of capital securities issued by other banks, most intangible assets and certain other deductions. Under the FDIC risk-weighted system, all of a bank's balance sheet assets and the credit equivalent amounts of certain off-balance sheet items are assigned to one of four broad risk-weight categories from 0% to 100%, based on the regulators' perception of the risks inherent in the type of assets or item. The aggregate dollar amount of each category is multiplied by the risk weight assigned to that category. The sum of these weighted values equals the bank's risk-weighted assets.

At December 31, 2008, the Bank's ratio of Tier 1 capital to total assets was 8.34%, its ratio of Tier 1 capital to risk-weighted assets was 11.82% and its ratio of total risk-based capital to risk-weighted assets was 12.78%.

Investment Activities. Since the enactment of Federal Deposit Insurance Corporation Improvement Act, all state-chartered FDIC-insured banks have generally been limited in their investment activities to principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. The Federal Deposit Insurance Corporation Improvement Act and the FDIC regulations permit exceptions to these limitations. The FDIC is authorized to permit such institutions to engage in state authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if they meet all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to the Bank Insurance Fund. The FDIC has adopted regulations governing the procedures for institutions seeking approval to engage in such activities or investments. The Gramm-Leach-Bliley Act of 1999 specifies that a non-member bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a "financial subsidiary" if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Interstate Banking and Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 permitted bank holding companies to acquire banks in any state subject to specified concentration limits and other conditions. The Interstate Banking Act also authorizes the interstate merger of banks. In addition, among other things, the Interstate Banking Act permits banks to establish de novo branches on an interstate basis provided that such action is specifically authorized by the law of the host state.

Dividend Limitations. The Bank may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the Bank at the time of its conversion to stock form. In addition, the Bank may not pay dividends that exceed retained net income for the applicable calendar year to date, plus retained net income for the preceding two years without prior approval from the Indiana Department of Financial Institutions. At December 31, 2008, the shareholders' equity of the Bank was $41.9 million.

Earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. See *"Federal and State Taxation."*

Under FDIC regulations, the Bank is prohibited from making any capital distributions if, after making the distribution, the Bank would fail to meet any applicable capital requirements. For additional information about dividend limitations see Note 11 in the Consolidated Financial Statements.

Insurance of Deposit Accounts. The deposits of the Bank are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned, with less risky institutions paying lower assessments. For 2008, assessments ranged from five to forty-three basis points of assessable deposits. Due to losses incurred by the Deposit Insurance Fund from failed institutions in 2008, and anticipated future losses, the FDIC has adopted, pursuant to a Restoration Plan to replenish the fund, an across the board seven basis point increase in the assessment range for the first quarter of 2009. The FDIC has proposed further refinements to its risk-based assessment system that would be effective April 1, 2009 and would effectively make the range eight to 77.5 basis points. The FDIC has also imposed a special emergency assessment of 20 basis points of assessable deposits, as of June 30, 2009, to cover the losses to the Deposit Insurance Fund. The FDIC may adjust the scale uniformly from one quarter to the next, except that no adjustment can deviate more than three basis points from the base scale without notice and comment rulemaking. No institution may pay a dividend if in default of the federal deposit insurance assessment.

Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000 for all types of accounts until January 1, 2010. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, noninterest-bearing transaction accounts would receive unlimited insurance coverage until December 31, 2009 and certain senior unsecured debt issued by institutions and their holding companies between October 13, 2008 and June 30, 2009 would be guaranteed by the FDIC through June 30, 2012. The Bank made the business decision to participate in the unlimited noninterest- bearing transaction account coverage, and the Bank and the Company opted to participate in the unsecured debt guarantee program.

Federal law also provided a one-time credit for eligible institutions based on their assessment base as of December 31, 1996. Subject to certain limitations, credits could be used beginning in 2007 to offset assessments until exhausted. The Bank's remaining one-time credit balance as of December 31, 2008 was $127,784. Federal law also provides for the possibility that the FDIC may pay dividends to insured institutions once the Deposit Insurance fund reserve ratio equals or exceeds 1.35% of estimated insured deposits.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and during the calendar year ending December 31, 2008 averaged 1.12 basis points of assessable deposits.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Prompt Corrective Regulatory Action. The federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements, including a leverage limit, a risk-based capital requirement and any other measure deemed appropriate by the federal banking regulators for measuring the capital adequacy of an insured depository institution. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees if the institution would thereafter fail to satisfy the minimum levels for any of its capital requirements. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days; (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters, under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan. A "significantly undercapitalized" institution, as well as any undercapitalized institution that does not submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution may also be required to divest the institution or the institution could be required to divest subsidiaries. The senior executive officers of a significantly undercapitalized institution may not receive bonuses or increases in compensation without prior approval and the institution is prohibited from making payments of principal or interest on its subordinated debt. At their discretion, the federal banking regulators may also impose the foregoing sanctions on an undercapitalized institution if the regulators determine that such actions are necessary to carry out the purposes of the prompt corrective provisions. If an institution's ratio of tangible capital to total assets falls below the "critically undercapitalized level" established by law, *i.e.,* a ratio of tangible equity to total assets of 2% or less, the institution will be subject to conservatorship or receivership within specified time periods. Tangible equity is defined as core capital plus cumulative perpetual preferred stock (and related surplus) less all intangible assets other than qualifying supervisory goodwill and certain purchased mortgage servicing rights.

Under the implementing regulations, the federal banking regulators generally measure an institution's capital adequacy on the basis of its total risk-based capital ratio (the ratio of its total capital to risk-weighted assets), Tier 1 risk-based capital ratio (the ratio of its core capital to risk-weighted assets) and leverage ratio (the ratio of its core capital to adjusted total assets). The following table shows the capital ratios required for the various prompt corrective action categories.

	Well Capitalized	Adequately Capitalized	Undercapitalized	Significantly Undercapitalized
Total risk-based capital ratio	10.0% or more	8.0% or more	Less than 8.0%	Less than 6.0%
Tier 1 risk-based capital ratio................	6.0% or more	4.0% or more	Less than 4.0%	Less than 3.0%
Leverage ratio................	5.0% or more	4.0% or more *	Less than 4.0% *	Less than 3.0%

* 3.0% if institution has a composite 1 CAMELS rating.

The FDIC may reclassify a well-capitalized depository institution as adequately capitalized and may require an adequately capitalized or undercapitalized institution to comply with the supervisory actions applicable to institutions in the next lower capital category (but may not reclassify a significantly undercapitalized institution as critically undercapitalized) if the FDIC determines, after notice and an opportunity for a hearing, that the savings institution is in an unsafe or unsound condition or that the institution has received and not corrected a less-than-satisfactory rating for any CAMELS rating category.

Safety and Soundness Guidelines. Each federal banking agency was required to establish safety and soundness standards for the depository institutions under its authority. The interagency guidelines require depository institutions to maintain internal controls and information systems and internal audit systems that are appropriate for the size, nature and scope of the institution's business. The guidelines also establish certain basic standards for loan documentation, credit underwriting, interest rate risk exposure and asset growth. The guidelines further provide that depository institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and should take into account factors such as compensation practices at comparable institutions. If the appropriate federal banking agency determines that a depository institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. A depository institution must submit an acceptable compliance plan to its primary federal regulator within 30 days of receipt of a request for such a plan. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions. Management believes that the Bank meets all the standards adopted in the interagency guidelines.

Enforcement. The FDIC has extensive enforcement authority over nonmember insured state banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices. The FDIC has authority under federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that banks was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution's financial condition or upon the occurrence of other events, including (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Reserve Requirements. Under Federal Reserve Board regulations, the Bank currently must maintain average daily reserves equal to 3% of net transaction accounts over $10.3 million up to $44.4 million, plus 10% on the remainder. This percentage is subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a noninterest-bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. At December 31, 2008, the Bank met applicable Federal Reserve Board reserve requirements.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks governed and regulated by the Federal Housing Finance Board ("FHFB"). As a member, the Bank is required to purchase and hold stock in the FHLB of Indianapolis. As of December 31, 2008, the Bank held stock in the FHLB of Indianapolis in the amount of $5.6 million and was in compliance with the above requirement.

The FHLB of Indianapolis serves as a reserve or central bank for the member institutions within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of FHLB System. It makes loans (*i.e.*, advances) to members in accordance with policies and procedures established by the FHLB System and the Board of Directors of the FHLB of Indianapolis.

Loans to Executive Officers, Directors and Principal Stockholders. Loans to directors, executive officers and principal stockholders of a state nonmember bank like the Bank must be made on substantially the same terms as those prevailing for comparable transactions with persons who are not executive officers, directors, principal stockholders or employees of the Bank unless the loan is made pursuant to a compensation or benefit plan that is widely available to employees and does not favor insiders. Loans to any executive officer, director and principal stockholder together with all other outstanding loans to such person and affiliated interests generally may not exceed 15% of the Bank's unimpaired capital and surplus and all loans to such persons may not exceed the institution's unimpaired capital and unimpaired surplus. Loans to directors, executive officers and principal stockholders, and their respective affiliates, in excess of the greater of $25,000 or 5% of capital and surplus (on any loans where the total outstanding amounts to $500,000 or more) must be approved in advance by a majority of the Board of Directors of the Bank with any "interested" director not participating in the voting. State nonmember banks are prohibited from paying the overdrafts of any of their executive officers or directors unless payment is made pursuant to a written, pre-authorized interest-bearing extension of credit plan that specifies a method of repayment or transfer of funds from another account at the bank. Loans to executive officers may not be made on terms more favorable than those afforded other borrowers and are restricted as to type, amount and terms of credit. In addition, Section 106 of the BHCA prohibits extensions of credit to executive officers, directors, and greater than 10% stockholders of a depository institution by any other institution which has a correspondent banking relationship with the institution, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

Transactions with Affiliates. A state nonmember bank or its subsidiaries may not engage in "covered transactions" with any one affiliate in an amount greater than 10% of such bank's capital stock and surplus, and for all such transactions with all affiliates, a state non-member bank is limited to an amount equal to 20% of capital stock and surplus. All such transactions must also be on terms substantially the same, or at least as favorable, to the bank or subsidiary as those provided to a nonaffiliate. Certain covered transactions must meet prescribed collateralization requirements. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. An affiliate of a state non-member bank is any company or entity which controls or is under common control with the state non-member bank and, for purposes of the aggregate limit on transactions with affiliates, any subsidiary that would be deemed a financial subsidiary of a national bank. In a holding company context, the parent holding company of a state non-member bank (such as the Company) and any companies which are controlled by such parent holding company are affiliates of the state non-member bank. The BHCA further prohibits a depository institution from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution, subject to certain limited exceptions.

Indiana Banking Law

Branching. An Indiana bank is entitled to establish one or more branches *de novo* or by acquisition in any location or locations in Indiana. The bank is required to file an application with the Department of Financial Institutions. Approval of the application is contingent upon the Department's determination that after the establishment of the branch, the bank will have adequate capital, sound management and adequate future earnings. An application to branch must also be approved by the FDIC.

Lending Limits. Indiana banks are not subject to percentage of asset or capital limits on their commercial, consumer and non-residential mortgage lending, and accordingly, have more flexibility in structuring their portfolios than federally chartered savings banks. Indiana law provides that a bank may not make a loan or extend credit to a borrower or group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional 10% of capital and surplus may be lent if secured by specified readily marketable collateral.

Enforcement. The Department has authority to take enforcement action against an Indiana bank in appropriate cases, including the issuance of cease and desist orders, removal of directors or officers, issuance of civil money penalties and appointment of a conservator or receiver.

Other Activities. The Bank is authorized to engage in a variety of agency and fiduciary activities including acting as executors of an estate, transfer agent and in other fiduciary capacities. On approval from the Department of Financial Institutions, the Bank would be permitted to exercise any right granted to national banks.

Federal Taxation. The Company and its subsidiaries file a consolidated federal income tax return on a calendar year end. Saving banks are subject to the provisions of the Internal Revenue Code of 1986 (the "Code") in the same general manner as other corporations. However, institutions, such as the Bank, which met certain definitional tests and other conditions prescribed by the Code benefited from certain favorable provisions regarding their deductions from taxable income for annual additions to their bad debt reserve.

The Company's federal income tax returns have not been audited in the past five years.

State Taxation. The State of Indiana imposes a franchise tax which is assessed on qualifying financial institutions, such as the Bank. The tax is based upon federal taxable income before net operating loss carryforward deductions (adjusted for certain Indiana modifications) and is levied at a rate of 8.5% of apportioned adjusted taxable income.

The Company's state income tax returns for the years ended December 31, 2003, 2004 and 2005 were audited in 2007 and no additional taxes were assessed as a result of the audit.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Age at December 31, 2008	Principal Position
Jerome J. Gassen	58	President and Chief Executive Officer of the Bank and the Company
Timothy G. Clark	58	Executive Vice President and Chief Operating Officer of the Bank and the Company
John J. Letter	63	Senior Vice President, Treasurer and Chief Financial Officer of the Bank and the Company
James A. Freeman	59	Senior Vice President and Chief Commercial Lending Officer of the Bank
Matthew Branstetter	41	Senior Vice President and Chief Credit Officer of the Bank

Unless otherwise noted, all officers have held the position described below for at least the past five years.

Jerome J. Gassen was appointed President and Chief Executive Officer and director of the Company and the Bank on June 1, 2005. Before joining the Company, Mr. Gassen served as Executive Vice President of Banking of Old National Bank, Evansville, Indiana from August 2003 until January 2005. Before serving as Executive Vice President, Mr. Gassen was the Northern Region President of Old National Bank from January 2000 to August 2003. Mr. Gassen also served on Old National Bank's Board of Directors from January 2000 until January 2005. Mr. Gassen served as President and Chief Operating Officer of American National Bank and Trust Company, Muncie, Indiana from 1997 until January 2000, when American National was acquired by Old National Bank.

Timothy G. Clark joined the Bank as Executive Vice President and Chief Operating Officer on September 2, 1997. He was elected Executive Vice President and Chief Operating Officer of the Company on October 23, 2000. He previously held the position of Regional Executive and Area President at National City Bank of Indiana in Seymour, Indiana for five years and before that held senior management positions with Central National Bank in Greencastle, Indiana for five years and Hancock Bank & Trust in Greenfield, Indiana for 13 years.

John J. Letter was appointed Senior Vice President, Treasurer and Chief Financial Officer of the Company and the Bank on January 22, 2007. Before joining the Company, Mr. Letter served as Regional President with Old National Bank in Muncie, Indiana from September 2004 to April 2005. Before being named Regional President, Mr. Letter also served as District President with Old National Bank from November 2003 to September 2004 and Regional Chief Financial Officer – Old National Bank from August 2000 to November 2003. Mr. Letter was also Chief Financial Officer and Controller with American National Bank in Muncie from March 1997 to August 2000.

James A. Freeman was named Senior Vice President and Chief Commercial Lending Officer of the Bank in September 2005. Before joining Ameriana, Mr. Freeman was Regional Senior Credit Officer (Small Business Division) for National City Bank from September 2002 to September 2005, where he managed the credit underwriting process for a four state region. Mr. Freeman also served as Credit Department Manager/Vice President for Fifth Third Bank, Indiana from January 2000 to August 2002.

Matthew Branstetter was appointed as Senior Vice President and Chief Credit Officer of the Bank in March 2006. Before joining Ameriana, Mr. Branstetter was Senior Vice President, Credit Administrator for Old National Bank in Indianapolis from 2000 to 2006, where he managed the credit underwriting process for a four-state region. During his banking career, Mr. Branstetter also served as Vice President-Comptroller and Corporate Treasurer for FCN Bank in Brookville, Indiana from 1989 to 2000.

Item 1A. Risk Factors

An investment in shares of our common stock involves various risks. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with the other information in this Form 10-K, including the items included as exhibits. Our business, financial condition and results of operations could be harmed by any of the following risks or by other risks that have not been identified or that we may believe are immaterial or unlikely. The value or market price of our common stock could decline due to any of these risks. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Changes in interest rates could reduce our net interest income and earnings. Our net interest income is the interest we earn on loans and investment less the interest we pay on our deposits and borrowings. Our net interest margin is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest margin and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets. For further discussion on how changes in interest rates could impact us, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Interest Rate Risk.*"

Our increased emphasis on commercial and construction lending may expose us to increased lending risk. At December 31, 2008, our loan portfolio consisted of $98.2 million, or 30.1%, of commercial real estate loans, $39.3 million, or 12.1%, of construction loans, and $21.2 million, or 6.5%, of commercial and industrial loans. We intend to continue to increase our emphasis on the origination of commercial and construction lending. However, these types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property, the income stream of the borrowers and, for construction loans, the accuracy of the estimate of the property's value at completion of construction and the estimated cost of construction. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Commercial and industrial loans expose us to additional risks since they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by non-real estate collateral that may depreciate over time. In addition, since such loans generally entail greater risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, many of our commercial and construction borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Our level of nonperforming loans and classified assets expose us to increased lending risks. Further, our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio. At December 31, 2008, our nonperforming loans totaled $6.2 million, representing 1.9% of total loans. In addition, loans that we have classified as substandard totaled $5.0 million, representing 1.5% of total loans. If these loans do not perform according to their terms and the collateral is insufficient to pay any remaining loan balance, we may experience loan losses, which could have a material effect on our operating results. Like all financial institutions, we maintain an allowance for loan losses to provide for loans in our portfolio that may not be repaid in their entirety. We believe that our allowance for loan losses is maintained at a level adequate to absorb probable losses inherent in our loan portfolio as of the corresponding balance sheet date. However, our allowance for loan losses may not be sufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect our operating results.

In evaluating the adequacy of our allowance for loan losses, we consider numerous quantitative factors, including our historical charge-off experience, growth of our loan portfolio, changes in the composition of our loan portfolio and the volume of delinquent and classified loans. In addition, we use information about specific borrower situations, including their financial position and estimated collateral values, to estimate the risk and amount of loss for those borrowers. Finally, we also consider many qualitative factors, including general and economic business conditions, current general market collateral valuations, trends apparent in any of the factors we take into account and other matters, which are by nature more subjective and fluid. Our estimates of the risk of loss and amount of loss on any loan are complicated by the significant uncertainties surrounding our borrowers' abilities to successfully execute their business models through changing economic environments, competitive challenges and other factors. Because of the degree of uncertainty and susceptibility of these factors to change, our actual losses may vary from our current estimates.

At December 31, 2008, our allowance for loan losses as a percentage of total loans was 0.92%. Our regulators, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to increase our allowance for loan losses by recognizing additional provisions for loan losses charged to expense, or to decrease our allowance for loan losses by recognizing loan charge-offs, net of recoveries. Any such additional provisions for loan losses or charge-offs, as required by these regulatory agencies, could have a material adverse effect on our financial condition and results of operations.

Our cost of operations is high relative to our assets. Our failure to maintain or reduce our operating expenses costs could hurt our profits. Our operating expenses, which consist primarily of salaries and employee benefits, occupancy, furniture and equipment expense, professional fees and data processing expense, totaled $14.4 million for the year ended December 31, 2008 compared to $14.0 million for the year ended December 31, 2007. Our efficiency ratio totaled 89.2% for the year ended December 31, 2008 compared to 100.0% for the year ended December 31, 2007. We continue our concerted effort to effectively manage our expenses, as is evidenced by the improvement realized in our efficiency ratio in 2008 compared to 2007, that was due primarily to a net interest income growth rate that exceeded the growth rate for operating expenses. However, the failure to control our expenses could hurt our profits.

Future FDIC assessments will hurt our earnings. In February 2009, the FDIC adopted an interim final rule imposing a special assessment on all insured institutions due to recent bank and savings association failures. The emergency assessment amounts to 20 basis points of insured deposits as of June 30, 2009. The assessment will be collected on September 30, 2009. The special assessment will negatively impact the Company's earnings and the Company expects that the special assessment will amount to approximately $740,000. In addition, the interim rule would also permit the FDIC to impose additional emergency special assessments after June 30, 2009, of up to 10 basis points per quarter if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the deposit insurance fund reserve ratio due to institution failures. Any additional emergency special assessments imposed by the FDIC will further hurt the Company's earnings.

Additionally, the Federal Deposit Insurance Corporation increased the assessment rates for deposits by seven basis points for the first quarter of 2009. The FDIC has the authority to further increase insurance assessments, which would have an adverse impact on our non-interest expenses and results of operations.

If we do not achieve profitability on our new offices, it may negatively impact our earnings. We opened a new loan production office in Carmel, Indiana in April 2007, a new full-service banking center in Fishers, Indiana in November 2008, and another in Carmel in January 2009. We also expect to open a new full-service banking center in Westfield, Indiana in the second quarter of 2009. Numerous factors will impact the performance of a new office, such as a suitable location, competition from other financial institutions, qualified personnel and an effective marketing strategy. Additionally, it takes time for a new office to generate significant deposits and loans to produce enough income to offset expenses, some of which, like salaries and occupancy expense, are relatively fixed costs. We expect that it may take a period of time before our new offices can become profitable. During this period, operating these new offices may negatively impact our net income.

If the value of real estate in central Indiana were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us. With most of our loans concentrated in central Indiana, a decline in local economic conditions could adversely affect the value of the real estate collateral securing our loans. A decline in property values would diminish our ability to recover on defaulted loans by selling the real estate collateral, making it more likely that we would suffer losses on defaulted loans. Additionally, a decrease in asset quality could require additions to our allowance for loan losses through increased provisions for loan losses, which would hurt our profits. Also, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse. Real estate values are affected by various factors in addition to local economic conditions, including, among other things, changes in general or regional economic conditions, governmental rules or policies and natural disasters.

Our business is subject to the success of the local economy in which we operate. Because the majority of our borrowers and depositors are individuals and businesses located and doing business in central Indiana our success significantly depends to a significant extent upon economic conditions in central Indiana. Adverse economic conditions in our market area could reduce our growth rate, affect the ability of our customers to repay their loans and generally affect our financial condition and results of operations. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders, terrorism and other factors beyond our control may adversely affect our profitability. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in Indiana could adversely affect the value of our assets, revenues, results of operations and financial condition. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

Strong competition within our market area could hurt our profits and slow growth. We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and has occasionally forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. According to the FDIC, as of June 30, 2008, we held 32.5% of the deposits in Henry County, Indiana, which was the largest market share of deposits out of the five financial institutions that held deposits in this county. We also held 9.4% of the deposits in Hancock County, Indiana, which was the fourth largest market share of deposits out of the 10 financial institutions that held deposits in this county. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

The trading history of our common stock is characterized by low trading volume. Our common stock may be subject to sudden decreases. Although our common stock trades on the Nasdaq Global Market, it has not been regularly traded. We cannot predict whether a more active trading market in our common stock will occur or how liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors, over which we have no control.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

- actual or anticipated fluctuations in our operating results;
- changes in interest rates;
- changes in the legal or regulatory environment in which we operate;
- press releases, announcements or publicity relating to us or our competitors or relating to trends in our industry;
- changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;
- future sales of our common stock;
- changes in economic conditions in our marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and
- other developments affecting our competitors or us.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the price you desire. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, regardless of our trading performance.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations. The Bank is subject to extensive regulation, supervision and examination by the Indiana Department of Financial Institutions, its chartering authority, and by the FDIC, as insurer of its deposits. The Company is subject to regulation and supervision by the Federal Reserve Board. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and for the depositors and borrowers of the Bank. The regulation and supervision by the Indiana Department of Financial Institutions and the FDIC are not intended to protect the interests of investors in the Company's common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Provisions of our articles of incorporation, bylaws and Indiana law, as well as state and federal banking regulations, could delay or prevent a takeover of us by a third party. Provisions in our articles of incorporation and bylaws and the corporate law of the State of Indiana could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the price of our common stock. These provisions include: supermajority voting requirements for certain business combinations; the election of directors to staggered terms of three years; and advance notice requirements for nominations for election to our board of directors and for proposing matters that shareholders may act on at shareholder meetings. In addition, we are subject to Indiana laws, including one that prohibits us from engaging in a business combination with any interested shareholder for a period of five years from the date the person became an interested shareholder unless certain conditions are met. These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors other than the candidates nominated by our Board of Directors.

We may require additional capital in the future, but that capital may not be available when it is needed. We anticipate that we have adequate capital for the foreseeable future. Based on this determination and an assessment that the restrictions contained in the Troubled Asset Relief Program's Capital Purchase Program could adversely affect our ability to successfully operate our business, our board of directors determined not to participate in the Capital Purchase Program, even though it had been preliminarily approved. However, we may at some point need to raise additional capital to support our continued growth or if we incur significant loan or securities impairment. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us or on financial terms that were comparable to that offered through the Capital Purchase Program. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth could be materially impaired.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table sets forth the location of the Company's office facilities at December 31, 2008, and certain other information relating to these properties at that date.

	Year Acquired	Total Investment	Net Book Value	Owned/ Leased	Square Feet
		(Dollars in thousand)			
Main Office:					
2118 Bundy Avenue New Castle, Indiana..............................	1958	$1,738	$ 341	Owned	20,500
Branch Offices:					
1311 Broad Street New Castle, Indiana..............................	1890	1,136	200	Owned	18,000
956 North Beechwood Street Middletown, Indiana.............................	1971	334	30	Owned	5,500
22 North Jefferson Street Knightstown, Indiana............................	1979	401	131	Owned	3,400
1810 North State Street Greenfield, Indiana...............................	1995	2,589	2,244	Owned	7,600
99 South Dan Jones Road Avon, Indiana.......................................	1995	1,560	1,143	Owned	12,600
1724 East 53rd Street Anderson, Indiana.................................	1993	734	574	Owned	3,000
488 West Main Street Morristown, Indiana.............................	1998	363	271	Owned	2,600
7435 West U.S. 52 New Palestine, Indiana.........................	1999	944	704	Owned	3,300
6653 West Broadway McCordsville, Indiana..........................	2004	1,140	1,049	Owned	3,400
11521 Olio Road Fishers, Indiana.....................................	2008	2,118	2,114	Owned	2,500
3975 West 106th Street Carmel, Indiana....................................	2009	1,921	1,918	Owned	3,500
Branch Office Under Construction:					
3333 East State Road 32 Westfield, Indiana	2008	41 (1)	41	Leased (1)	5,000
Land Acquired for Future Branch Office:					
2437 East Main Street Plainfield, Indiana	2008	1,376	1,376	Owned	--

Loan Production Office:					
11711 N. Pennsylvania, Suite 100					
Carmel, Indiana	2007	33	28	Leased (2)	2,126
Ameriana Insurance Agency, Inc.:					
1908 Bundy Avenue					
New Castle, Indiana..............................	1999	386	311	Owned	5,000
Total		$16,814	$12,475		

(1) The total cost of leasehold improvements when completed will be approximately $650,000. The initial lease term will be twenty years and will begin when construction is completed, which is estimated to be on May 1, 2009. The Bank has options for four additional terms of five years each.
(2) The initial lease expires on June 30, 2012, and the Bank has options for two additional terms of three years each.

The total net book value of $12.5 million shown above for the Company's office facilities is $2.4 million less than the total of $14.9 million shown for premises and equipment on the consolidated balance sheet. This difference represents the net book value as of December 31, 2008 for furniture, equipment, and automobiles.

Item 3. Legal Proceedings

The Abstract & Title Guaranty Company, Inc. ("AGT") sued the Bank in 2003 to recover for checks issued by AGT and delivered to one of its title insurance customers for delivery to various payees. Generally, the checks were issued in conjunction with real estate transactions and were issued to pay mortgage liens in full. Forty-one such checks were deposited into the wrong account at the Bank. The litigation was initiated in Hendricks County Superior Court in May of 2003 and the plaintiff is seeking damages of $1.9 million plus interest. The Bank has adequate insurance to protect it from any judgment rendered based upon the complaint. However, the insurance does not provide indemnification for the costs of defending the litigation. Discovery is now being conducted by both parties.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this Report.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities

Market for Common Equity and Related Stockholder Matters

The Company's common stock, par value $1.00 per share, is traded on the Nasdaq Global Market under the symbol "ASBI." On March 23, 2009, there were 442 holders of record of the Company's common stock. The Company's ability to pay dividends depends on a number of factors including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions. No assurance can be given that we will continue to pay dividends or that they will not be reduced in the future. See Note 11 to the "Consolidated Financial Statements" included under Item 8 of this Form 10-K for a discussion of the restrictions on the payment of cash dividends by the Company.

The following table sets forth the high and low sales prices for the common stock as reported on the Nasdaq Global Market and the cash dividends declared on the common stock for each full quarterly period during the last two fiscal years.

	2008			2007		
Quarter Ended:	High	Low	Dividends Declared	High	Low	Dividends Declared
March 31	$10.00	$7.50	$0.04	$13.25	$11.35	$0.04
June 30	9.50	8.51	0.04	11.60	9.82	0.04
September 30	10.00	6.84	0.04	11.10	8.80	0.04
December 31	8.00	4.05	0.04	9.40	7.01	0.04

Purchases of Equity Securities

We did not repurchase any of our common stock during the quarter ended December 31, 2008, and at December 31, 2008 we had no publicly announced repurchase plans or programs.

Item 6. Selected Financial Data

Summary of Financial Condition	(Dollars in thousands, except per share data) At December 31, 2008	2007	2006	2005	2004
Cash	$ 3,810	$ 4,445	$ 7,986	$ 8,318	$ 8,645
Investment securities	75,371	66,692	129,776	168,686	170,354
Loans, net of allowances for loan losses	322,535	294,273	249,272	218,291	196,344
Interest-bearing deposits and stock in Federal Home Loan Bank	10,268	18,357	9,730	13,401	15,673
Other assets	51,518	43,024	40,482	40,673	37,537
Total assets	463,502	426,791	437,246	449,369	428,553
Deposits noninterest-bearing	$ 22,070	$ 20,429	$ 19,905	$ 18,788	$ 19,649
Deposits interest-bearing	302,336	294,317	302,529	320,563	324,398
Borrowings	97,735	68,513	74,683	66,889	40,390
Other liabilities	7,585	9,886	7,005	7,472	5,473
Total liabilities	429,726	393,145	404,122	413,712	389,910
Stockholders' equity	33,776	33,646	33,124	35,657	38,643
Total liabilities and stockholders' equity	463,502	426,791	437,246	449,369	428,553

Summary of Earnings	Year Ended December 31, 2008	2007	2006	2005	2004
Interest income	$23,581	$ 23,900	$ 22,604	$19,782	$ 18,331
Interest expense	11,788	14,078	13,803	9,995	7,566
Net interest income	11,793	9,822	8,801	9,787	10,765
Provision (credit) for loan losses	1,250	(1,627)	300	(2,852)	392
Other income	3,801	3,494	2,271	4,115	3,961
Other expense	4,384	13,978	13,175	14,513	13,381
Income (loss) before taxes	(40)	965	(2,403)	2,241	953
Income taxes (benefit)	(781)	(219)	(1,433)	183	(473)
Net income (loss)	$ 741	$ 1,184	$ (970)	$ 2,058	$ 1,426
Basic earnings (loss) per share	$ 0.25	$ 0.39	$ (0.31)	$ 0.65	$ 0.45
Diluted earnings (loss) per share	$ 0.25	$ 0.39	$ (0.31)	$ 0.65	$ 0.45
Dividends declared per share	$ 0.16	$ 0.16	$ 0.52	$ 0.64	$ 0.64
Book value per share	$ 11.30	$ 11.26	$ 10.85	$ 11.23	$ 12.26

Other Selected Data	Year Ended December 31, 2008	2007	2006	2005	2004
Return on average assets	0.16%	0.28%	(0.22)%	0.47%	0.34%
Return on average equity	2.23	3.63	(2.85)	5.40	3.69
Ratio of average equity to average assets	7.40	7.67	7.65	8.77	9.11
Dividend payout ratio (1)	64.56	41.03	NM(2)	98.46	142.22
Number of full-service bank offices	12	10	10	10	10

(1) Dividends per share declared divided by net income per share.
(2) NM – not meaningful.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Who We Are

Ameriana Bancorp (the "Company") is an Indiana chartered bank holding company organized in 1987 by Ameriana Savings Bank, FSB (the "Bank"). The Company is subject to regulation and supervision by the Federal Reserve Bank. The Bank began banking operations in 1890. On June 29, 2002, the Bank converted to an Indiana savings bank and adopted the name, Ameriana Bank and Trust, SB. On July 31, 2006, the Bank closed its Trust Department and adopted its present name on September 12, 2006. The Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation (the "FDIC"), and the Indiana Department of Financial Institutions (the "DFI"). Our deposits are insured to applicable limits by the Deposit Insurance Fund administered by the FDIC. References in this Form 10-K to "we," "us," and "our" refer to Ameriana Bancorp and/or the Bank, as appropriate.

We are headquartered in New Castle, Indiana. We conduct business through our main office at 2118 Bundy Avenue, New Castle, Indiana, through 11 branch offices located in New Castle, Middletown, Knightstown, Morristown, Greenfield, Anderson, Avon, McCordsville, Fishers, Carmel and New Palestine, Indiana, and through our loan production office in Carmel, Indiana.

The Bank has three wholly owned subsidiaries, Ameriana Insurance Agency ("AIA"), Ameriana Financial Services, Inc. ("AFS") and Ameriana Investment Management, Inc. ("AIMI"). AIA provides insurance sales from offices in New Castle, Greenfield and Avon, Indiana. AFS offers debt protection products through its ownership of an interest in Family Financial Holdings, Incorporated, Columbus, Indiana. In 2002, AFS acquired a 20.9% ownership interest in Indiana Title Insurance Company, LLC ("ITIC") through which it offers title insurance. In December 2008, the Company sold its interest in ITIC. See *Item 1. "Business—Subsidiaries."* AFS also operates a brokerage facility in conjunction with LPL Financial. AIMI manages the Bank's investment portfolio. The Company holds a minority interest in a limited partnership, House Investments, organized to acquire and manage real estate investments which qualify for federal tax credits.

What We Do

The Bank is a community-oriented financial institution. Our principal business consists of attracting deposits from the general public and investing those funds primarily in mortgage loans on single-family residences, multi-family, construction loans, commercial real estate loans, and, to a lesser extent, commercial and industrial loans, small business lending, home improvement, and consumer loans. We have from time to time purchased loans and loan participations in the secondary market. We also invest in various federal and government agency obligations and other investment securities permitted by applicable laws and regulations, including mortgage-backed, municipal and equity securities. We offer customers in our market area time deposits with terms from three months to seven years, interest-bearing and non interest-bearing checking accounts, savings accounts and money market accounts. Our primary source of borrowings is Federal Home Loan Bank ("FHLB") advances. Through our subsidiaries, we engage in insurance and investment and brokerage activities.

Our primary source of income is net interest income, which is the difference between the interest income earned on our loan and investment portfolios and the interest expense incurred on our deposits and borrowing portfolios. Our loan portfolio typically earns more interest than the investment portfolio, and our deposits typically have a lower average rate than FHLB advances. Several factors affect our net interest income. These factors include the loan, investment, deposit, and borrowing portfolio balances, their composition, the length of their maturity, re-pricing characteristics, liquidity, credit, and interest rate risk, as well as market and competitive conditions.

Financial Challenges, Strategies and Results in Recent Years

In 2006, the Company incurred a net loss of $1.0 million, which represented a $3.0 million decline from the prior year and was due primarily to four factors. First, a flattening of the U.S. Treasury yield curve and the related impact on other market interest rates resulted in new rates for the Bank's loans and deposits that further narrowed our net interest margin. Second, in the fourth quarter, management implemented a balance sheet restructuring strategy that involved the sale of $34.0 million of low-yielding U.S. Government Agency securities, which resulted in a loss of $821,000. Third, also in the fourth quarter, a $514,000 loss was recorded due to $13.3 million in investment securities being classified as other than temporarily impaired. Fourth, the drop in net income from the prior year was also the result of 2005 earnings being inflated by the after-tax benefit of $3.3 million in lease settlements during that year.

Although the loss on sales of investment securities from the balance sheet restructuring strategy had a negative impact on 2006 earnings, positive results associated with the strategy were realized throughout 2007 and 2008. Additionally, the loan portfolio expansion of $31.0 million, 14.2%, in 2006 did not have a full year impact on 2006 earnings, but it established a stronger base for future earnings growth.

In 2007, the Company produced net income of $1.2 million, which represented a $2.2 million improvement over the $1.0 million loss recorded in 2006. Net income in 2007 benefited from a $2.8 million settlement related to our litigation against RLI Insurance Co. ("RLI") over surety guarantees for certain lease pools in which Ameriana Bank had previously invested. The positive impact from the RLI settlement in 2007 was offset in part by $1.1 million in charge-offs, most of which occurred later in the year when the economic climate worsened.

During 2007, the Bank continued its balance sheet restructuring strategy that was initiated in late 2006 and involved principally the redeployment of funds from lower-yielding investment securities into higher-yielding loans, and it was the primary reason that net interest margin on a fully-taxable equivalent basis improved 45 basis points from 2.29% for 2006 to 2.74% for 2007. As a result of this improvement in net interest margin, we were able to grow net interest income on a fully-taxable equivalent basis by $1.2 million without the benefit of balance sheet growth, as total assets actually were reduced by $10.5 million, or 2.4%.

As part of the Bank's efforts to expand its commercial lending capabilities, we opened a commercial lending center in the fast growing suburban area of Carmel, Indiana. This office and the Bank's continued emphasis on commercial lending contributed to the loan growth realized during the year. Also in 2007, our re-branding of the Company included the roll-out of a new logo and image campaign. These new initiatives continue to provide significant value to the Company moving forward.

Executive Overview of 2008

The Company recorded net income of $741,000, or $0.25 per share for 2008, which followed net income of $1.2 million, or $0.39 per share for 2007 that benefited from the $2.8 million settlement of litigation related to lease pools. Financial results for 2008 included the following:

- Quarterly dividends totaled $0.16 per share, a payout ratio of 64.6%.

- The Company's tangible common equity ratio at December 31, 2008 was 7.17%.

- Net interest income for of 2008 was $11.8 million, a $2.0 million, or 20.0%, improvement over 2007, primarily a result of a 35 basis point improvement in net interest margin to 3.08%, on a fully tax-equivalent basis.

- Total non-performing loans of $6.2 million, or 1.9% of total net loans at December 31, 2008, represented a $3.6 million increase from December 31, 2007. The increase in non-performing loans was primarily due to the classification of a multi-family loan of $1.7 million in Anderson, Indiana, the classification of two land development loans totaling $1.1 million, and an increase in our single-family residential non-performing loans. We have analyzed our collateral position on these non-performing loans, and have established reserves accordingly. The total for other real estate owned ("OREO") at December 31, 2008 of $3.9 million was $1.4 million higher than the total for the prior year end.

- The provision for loan losses for 2008 was $1.3 million, compared to a credit of $1.6 million for 2007 that resulted from the loss recovery realized with the third quarter 2007 settlement of the RLI litigation involving pools of leases.

- Other income for 2008 was $307,000, or 8.8%, higher than the total for 2007. This increase was primarily a result of net losses of only $67,000 on other real estate owned compared to net losses of $573,000 in the prior year, which was offset in part by $328,000 in losses from unconsolidated subsidiaries compared to $30,000 of income in 2007. $227,000 of the 2008 loss resulted from the sale of a title insurance company that the Bank had jointly owned with two other financial institutions.

- Other expense for 2008 increased $406,000, or 2.9%, over the total for 2007, and resulted primarily from costs associated with two new banking centers, and increases in retirement benefits and OREO expense. The overall increase was offset partially by a $255,000 reduction in legal and professional fees, which was due primarily to a significant decline of legal fees as a result of the settlement of the RLI litigation involving pools of leases.

- The income tax benefit of $781,000 for 2008 was related primarily to a total of $2.0 million of tax-exempt income from municipal securities and bank-owned life insurance, and a $150,000 reversal of an income tax liability recorded in prior years that resulted from a favorable tax ruling related to income earned by the Bank's investment subsidiary.

For 2008, the balance sheet grew by $36.7 million, or 8.6%, to $463.5 million:

- Loan portfolio growth in 2008 of $28.6 million, or 9.6%, to $325.5 million, followed portfolio growth of $45.1 million, or 17.9%, in 2007.

- An $8.7 million increase in the investment portfolio in 2008, resulted primarily from the purchase of $30.0 million of Ginnie Mae and Fannie Mae mortgage-backed securities, reduced by sales of $9.2 million of municipal securities, maturities of $5.0 million of U.S. Government agency securities, and $7.3 million of principal payments received on mortgage-backed securities.

- As of December 31, 2008, the Company did not own Fannie Mae or Freddie Mac preferred stock, and did not own private-label mortgage-backed securities. As a matter of policy, the Company has not originated or purchased sub-prime loans.

- During 2008, total deposits increased by $9.7 million, or 3.1%, to $324.4 million, primarily due to a new deposit relationship with the State of Indiana. The State's total investment of $15.0 million in certificate accounts is expected to provide stable deposits for the Bank, based on the prior history of the related investment program as administered by the State. No brokered certificates of deposit were held at December 31, 2008.

- The growth in the investment portfolio and in the loan portfolio, and the addition of new properties for banking centers in 2008 was funded with a combination of deposit growth, borrowings from the Federal Home Loan Bank, and a $7.5 million long-term repurchase agreement involving one of two new Ginnie Mae mortgage-backed securities.

Strategic Summary

The current economic downturn has created a challenging operating environment for all businesses, and, in particular, the financial services industry. Management continues its focus on maintaining and improving overall credit quality, liquidity and capital. Earnings pressure is expected to continue as the deterioration in credit quality resulting from the weak economy is likely to continue. Competition for deposits continues to be intense resulting in higher deposit rates while yields on interest earning assets continue to experience downward pressure. Management is also focused on reducing non-interest expense through aggressive cost control measures including freezing hiring, job restructuring and eliminating certain discretionary expenditures.

Achievement of the Company's financial objectives will require obtaining new loans and deposits in our traditional markets, generating significant loan and deposit growth from our new offices in Hamilton County and continuing the expansion of our commercial lending strategy in the greater Indianapolis metropolitan area.

We believe the long-term success of the Company is dependent on its ability to provide its customers with financial advice and solutions that assist them in achieving their goals. We will accomplish this mission by:

- being our customer's first choice for financial advice and solutions;
- informing and educating customers on the basics of money management; and
- understanding and meeting customer's financial needs throughout their life cycle.

Serving customers requires the commitment of all Ameriana associates to provide exceptional service and sound advice. We believe these qualities will differentiate us from our competitors and increase profitability and shareholder value.

To meet our goals, we have undertaken the following strategies:

Build Relationships with Our Customers. Banking is essentially a transaction business. Nevertheless, numerous industry studies have shown that customers want a relationship with their bank and banker based on trust and sound advice. Based on this information, we are focusing our efforts on building relationships and improving our products per household.

Achieve Superior Customer Service. We continually measure customer satisfaction through post-transaction surveys. Our evaluations include telephone and in-person customer surveys, as well as other in-store performance metrics. We have enhanced our efforts to improve our service by establishing a training department and formalizing our service standards.

Develop and Deliver Fully Integrated Financial Advice and Comprehensive Solutions to Meet Customer Life Events. We are re-packaging our products around customer "life events" such as planning for retirement, buying a home and saving for college education rather than traditional transaction accounts, savings and consumer loan products.

Establish Strong Brand Awareness. We believe it is important to create a value proposition that is relevant, understood and valued by our customers. Accordingly, we are continuing our efforts through our marketing, customer communications, training, and design of our Banking Centers to position Ameriana Bank as a premier service brand.

Use Technology to Expand Our Customer Base. We continue to enhance our electronic delivery of products and services to our customers. Our technology-based services include business sweep products and cash management services, business remote item capture and on-line consumer loan and account opening. These services will allow us to reach more customers effectively and conveniently.

Develop an Innovative Delivery System. We believe our banking centers must evolve into "Financial Stores" that showcase our financial products and offer our customers an environment that is conducive to interacting with knowledgeable Ameriana associates and with our technology-based products.

Increase Market Share in Existing Markets and Expand into New Markets. We believe there is significant opportunity to increase our products per household with existing customers and attract new customers in our existing and new markets. Further, we believe there are opportunities to gain market share in new markets and have developed an expansion strategy to accomplish this. As part of our expansion strategy, the Company opened two new full-service banking centers in Hamilton County, which lies just north of Marion County and Indianapolis. The new offices in Fishers and Carmel opened in October and December 2008, respectively. A full-service banking center in Westfield is under construction and is expected to open during the second quarter of 2009. In addition, the Company has purchased a site in Plainfield, which will enhance our presence on the west side of Indianapolis and our existing office in Avon. We plan to begin construction of the Plainfield office in 2010. We continue to evaluate additional locations for development of full-service banking centers in order to increase our footprint in Marion County and surrounding Indianapolis metropolitan area and to boost our visibility in this market.

Critical Accounting Policies

The accounting and reporting policies of the Company are maintained in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the Notes to the Company's Consolidated Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions, and such estimates and assumptions are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective or complex.

Allowance for Loan Losses. The allowance for loan losses provides coverage for probable losses in the Company's loan portfolio. Management evaluates the adequacy of the allowance for credit losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for non-commercial loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences and historical losses, adjusted for current trends, for each loan category or group of loans. The allowance for loan losses relating to impaired loans is based on the loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan and lease portfolio. This is due to several factors, including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger, non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Mortgage Servicing Rights. Mortgage servicing rights ("MSRs") associated with loans originated and sold, where servicing is retained, are capitalized and included in other intangible assets in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

Valuation Measurements. Valuation methodologies often involve a significant degree of judgment, particularly when there are no observable active markets for the items being valued. Investment securities and residential mortgage loans held for sale are carried at fair value, as defined in SFAS No. 157 "Fair Value Measurement" ("SFAS No. 157"), which requires key judgments affecting how fair value for such assets and liabilities is determined. In addition, the outcomes of valuations have a direct bearing on the carrying amounts for goodwill and intangibles assets. To determine the values of these assets and liabilities, as well as the extent to which related assets may be impaired, management makes assumptions and estimates related to discount rates, asset returns, prepayment rates and other factors. The use of different discount rates or other valuation assumptions could produce significantly different results, which could affect the Corporation's results of operations.

FINANCIAL CONDITION

Total assets increased $36.7 million, or 8.6%, to $463.5 million at December 31, 2008 from $426.8 million at December 31, 2007 primarily due to growth in investment securities and the loan portfolio, and the addition of properties for new banking centers.

Cash and Cash Equivalents

Total cash and cash equivalents decreased $8.8 million to $8.4 million at December 31, 2008 from $17.2 million at December 31, 2007. Cash on hand and in other institutions decreased $635,000, or 14.3%, to $3.8 million at December 31, 2008. This change was due to a $728,000 decrease in our book balance for the noninterest-earning piece of our Federal Reserve Bank account, which primarily represents deposits in transit. Interest-bearing deposits decreased $8.1 million, or 63.6%, to $4.6 million at December 31, 2008. The higher balance as of December 31, 2007 was due primarily to proceeds realized by the Bank's investment subsidiary from sales and maturities of investment securities. These funds were transferred to the Bank in January 2008 in the form of a dividend, and were used to fund new loans and pay off short-term borrowings from the Federal Home Loan Bank.

Securities

Investment securities increased $8.7 million to $75.4 million at December 31, 2008, from $66.7 million at December 31, 2007 and there was a material change in the investment mix. Mortgage-backed securities increased $23.8 million to $55.3 million, while municipal securities declined $9.1 million to $18.6 million, primarily through a second quarter sale of $9.2 million designed to support the Bank's income tax and liquidity strategies. The growth in mortgage-backed securities resulted primarily from a first quarter purchase of $15.0 million of Fannie Mae securities and a third quarter purchase of $15.1 million of Ginnie Mae Securities The third quarter purchase was funded with FHLB borrowings and a $7.5 million repurchase agreement embedded with two interest rate caps totaling $15.0 million in notional value. The interest rate caps are designed to provide protection against a negative impact on the Company's net interest income that could result from rising interest rates. These interest rate caps are considered to be clearly and closely related to the host instrument. All mortgage-backed securities at December 31, 2008 are insured by either Ginnie Mae, Fannie Mae or Freddie Mac.

At December 31, 2008, all investments remained classified as available for sale. All of our investments are evaluated for other-than-temporary impairment, and such impairment, if any, is recognized as a charge to earnings. There were no other than temporarily impaired investment securities as of December 31, 2008.

The following table identifies changes in the investment securities carrying values:

(Dollars in thousands)

	2008	2007	$ Change	% Change
December 31:				
Mortgage-backed securities	$55,289	$31,509	$23,780	75.47%
Federal agencies	----	6,011	(6,011)	(100.00)
Municipal securities	18,557	27,654	(9,097)	(32.90)
Equity securities	1,525	1,518	7	0.46
Totals	$75,371	$66,692	$ 8,679	13.01%

The following table identifies the percentage composition of the investment securities:

	2008	2007	2006
December 31:			
Mortgage-backed and			
Collateralized mortgage obligations	73.4%	47.2%	28.9%
Federal agencies	--	9.0	34.4
Municipal securities	24.6	41.5	26.5
Equity securities	2.0	2.3	9.8
Trust preferred	--	--	0.4
Totals	100.00%	100.00%	100.0%

See Note 3 to the "Consolidated Financial Statements" for more information on investment securities.

Loans

Net loans receivable totaled $322.5 million at December 31, 2008, an increase of $28.2 million, or 9.6%, from $294.3 million at December 31, 2007. The portfolio growth was primarily a result of the Bank's increased emphasis on commercial real estate and residential investment property lending, and a decision in 2008 to put most originations of single-family loans into the portfolio to take advantage of the historically wide spreads to funding costs.

Residential real estate loans increased $20.6 million to $160.6 million at December 31, 2008, from $140.0 million at December 31, 2007. The growth involved a mix of owner-occupied single-family and investment property loans, as well as a blend of products that included both fixed-rate and variable-rate pricing. During 2008, the Bank originated $36.8 million in residential real estate loans and sold $1.8 million into the secondary market. Additionally, the Bank acquired $8.7 million of in-market loans through a broker.

Commercial real estate loans increased $14.9 million to $98.2 million at December 31, 2008, from $83.3 million at December 31, 2007. Commercial loans increased $2.5 million to $21.2 million at December 31, 2008 from $18.7 million at December 31, 2007. The overall growth in these two categories of commercial loans for 2008 was due to increased penetration by our lenders in the local market areas, particularly the Indianapolis market. Commercial loans added in 2008 totaled $44.9 million, with $43.9 million in originations and $1.0 million in purchases.

The Bank's construction loans, which consist primarily of commercial properties, decreased $9.6 million to $39.3 million during 2008 due primarily to the weaker economy. Construction loans added in 2008 totaled $12.3 million.

On December 31, 2008, the Bank had $2.2 million in loans to local municipalities, compared to $2.9 million at December 31, 2007. Municipal loans are added through a competitive bid process. New loans totaled $8.2 million in 2008, with $8.0 million repaid before the end of the year.

Consumer loans declined $535,000 to $4.4 million at December 31, 2008 from $5.0 million at December 31, 2007. The decrease was due to a net paydown of $786,000 in automobile loan balances that was due to decreased demand resulting primarily from deteriorating economic conditions. The Bank originated $2.4 million of consumer loans in 2008.

New loan volume in 2008 totaled $113.3 million, compared to $142.9 million in 2007. New residential loans, including construction loans, increased to $47.6 million in 2008 from $40.3 million in 2007. Commercial loan, commercial real estate, commercial construction, and municipal loan additions in 2008 totaled $63.3 million compared to $98.9 million in 2007. New consumer loans totaled $2.4 million in 2008 compared to $3.7 million in 2007.

We generally retain loan servicing on loans sold. Loans we serviced for investors, primarily Freddie Mac, Fannie Mae and the Federal Home Loan Bank of Indianapolis, totaled approximately $124.9 million at December

31, 2008 compared to $134.0 million at December 31, 2007. The decrease resulted from a continued weak residential mortgage market during 2008 with pay downs and payoffs on existing serviced loans exceeding the dollar amount of new serviced loans. Loans sold and that we subsequently service generate a steady source of fee income, with servicing fees ranging from 0.25% to 0.375% per annum of the loan principal amount.

Credit Quality

Nonperforming loans increased $3.6 million to $6.2 million at December 31, 2008 from $2.6 million at December 31, 2007. The increase in nonperforming loans was due primarily to the classification of a multi-family property of $1.7 million in Anderson, Indiana, and two land development loans totaling $1.1 million as no-performing, and an increase in our residential nonperforming loans.

We recorded net charge offs of $936,000 in 2008, compared to net recoveries of $1.7 million in 2007. Total charge-offs were $1.1 million in both 2008 and 2007. Total recoveries in 2008 were $115,000 while total recoveries were $2.8 million in 2007. The 2007 recoveries were almost totally related to the settlement of the RLI litigation.

The allowance for loan losses as a percent of loans was 0.92% at December 31, 2008 and 0.90% at December 31, 2007. Although there was a significant increase in the Bank's loan portfolio during 2008, as a result of our review of collateral positions and historic loss ratios, management believes that the allowance for loan losses is adequate to cover all incurred and probable losses inherent in the portfolio at December 31, 2008.

Cash Value of Life Insurance

We have investments in life insurance on employees and directors, with a balance or cash surrender value of $23.7 million and $22.8 million, respectively, at December 31, 2008 and 2007. The majority of these policies were purchased in 1999. Some policies with lower returns were exchanged in 2007 as part of a restructuring of the program. The nontaxable increase in cash surrender value of life insurance was $892,000 in 2008, compared to $839,000 in 2007.

Deposits

The following table shows deposit changes by category:

(Dollars in thousands)

	2008	2007	$ Change	% Change
December 31,				
Noninterest-bearing accounts	$ 22,070	$ 20,429	$1,641	8.0%
Savings deposits	21,884	21,385	499	2.3
NOW and Super NOW accounts	62,403	62,307	96	0.2
Money market accounts	25,645	35,976	(10,331)	(28.7)
Certificates $100,000 and more	64,492	42,470	22,022	51.9
Other certificates	127,912	132,179	(4,267)	(3.2)
Totals	$324,406	$314,746	$9,660	3.1

Non-maturity deposits decreased $8.1 million, or 5.8%, to $132.0 million at December 31, 2008 from $140.1 million at December 31, 2007, as a material amount of deposits were moved to certificate accounts that offered higher yields.

Certificates of deposit increased $17.8 million primarily as a result of the Bank adding a deposit relationship with the State of Indiana that produced $15.0 million in certificates of deposits, which are expected to be stable deposits for the Bank, based on the prior history of the related investment program as administered by the State.

Borrowings

Borrowings increased $29.2 million to $97.7 million at December 31, 2008 from $68.5 million at December 31, 2007 primarily to fund growth in the loan and investment portfolios and for investments in premises and equipment that are part of the Indianapolis retail banking expansion strategy. At December 31, 2008, our borrowings consisted of FHLB advances totaling $79.9 million, one $7.5 million repurchase agreement, and subordinated debentures in the amount of $10.3 million. The subordinated debentures were issued on March 7, 2006, and mature on March 7, 2036.

Yields Earned and Rates Paid

The following tables set forth the weighted average yields earned on interest-earning assets and the weighted average interest rates paid on the interest-bearing liabilities, together with the net yield on interest-earning assets. Yields are calculated on a tax-equivalent basis. The tax-equivalent adjustment was $537,000, $666,000 and $442,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

	Year Ended December 31		
Weighted Average Yield:	2008	2007	2006
Loans	6.37%	7.06%	6.97%
Mortgage-backed and collateralized mortgage obligations	5.04	4.80	4.42
Securities – taxable	5.42	3.69	3.74
Securities – tax-exempt	5.66	5.61	5.56
Other interest-earning assets	2.92	4.74	2.66
All interest-earning assets	6.03	6.40	5.71
Weighted Average Cost:			
Demand deposits, money market deposit accounts, and savings	1.31	2.37	2.00
Certificates of deposit	3.63	4.48	4.13
Federal Home Loan Bank advances, repurchase agreement and note payable	4.21	4.89	4.14
All interest-bearing liabilities	3.07	3.87	3.50
Interest Rate Spread (spread between weighted average yield on all Interest-earning assets and all interest-bearing liabilities)	2.96	2.53	2.21
Net Tax Equivalent Yield (net interest income as a percentage of average interest-earning assets)	3.08	2.73	2.29

	At December 31,		
Weighted Average Interest Rates:	2008	2007	2006
Loans	5.94%	6.95%	6.93%
Mortgage-backed securities	5.10	4.89	4.76
Securities – taxable	4.10	5.05	3.11
Securities – tax-exempt	5.72	5.56	5.61
Other earning assets	2.29	4.49	4.79
Total interest-earning assets	5.72	6.52	6.04
Demand deposits, money market deposit accounts, and savings	0.66	2.30	1.62
Certificates of deposit	3.28	4.31	4.43
Federal Home Loan Bank advances, repurchase agreement, and subordinated debentures	4.19	4.61	4.87
Total interest-bearing liabilities	2.67	3.70	3.67
Interest rate spread	3.05	2.82	2.37

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income, interest expense and net interest income for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) changes in volume (changes in volume multiplied by old rate) and (2) changes in rate (changes in rate multiplied by old volume). For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to the rate and the changes due to volume. No material amounts of loan fees or out-of-period interest are included in the table. Non-accrual loans were not excluded in the calculations. The information shown below was adjusted for the tax-equivalent benefit of bank qualified non-taxable municipal securities and municipal loans. The tax equivalent adjustment was $537,000, $666,000 and $442,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

	Year Ended December 31,					
	2008 vs. 2007			2007 vs. 2006		
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in		
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(In thousands)					
Interest income:						
Loans	$ 2,612	$(2,166)	$ 446	$2,918	$247	$3,165
Mortgage-backed securities	490	108	598	(376)	132	(244)
Securities – taxable	(881)	93	(788)	(1,852)	(3)	(1,855)
Securities – tax-exempt	(608)	11	(597)	550	17	567
Other interest-earning assets	188	(295)	(107)	(367)	254	(113)
Total interest-earning assets	1,801	(2,249)	(448)	873	647	1,520
Interest expense:						
Demand deposits and savings	(29)	(1,227)	(1,256)	7	434	441
Certificates of deposits	(179)	(1,509)	(1,688)	(693)	634	(59)
FHLB advances, repurchase agreement, note payable, and subordinated debentures	1,264	(610)	654	(584)	477	(107)
Total interest-bearing liabilities	1,056	(3,346)	(2,290)	(1,270)	1,545	275
Change in net interest income	$ 745	$ 1,097	$ 1,842	$2,143	$(898)	$1,245

RESULTS OF OPERATIONS

2008 Compared to 2007

Net Income

The Company recorded net income of $741,000 for 2008, or $0.25 per diluted share, compared to a net income of $1.2 million, or $0.39 per diluted share, for 2007. The decrease of $443,000 was due primarily to the $2.8 million credit to the loan loss provision recorded in 2007, which was partially offset in 2008 by an increase in net interest income. The $2.8 million recovery in 2007, with an after-tax benefit of $1.8 million, represented a settlement of litigation related to the purchases of pooled leases. The following is a summary of changes in the components of net income for 2008 compared to 2007:

- The Company produced a $2.0 million, or 20.1%, increase in net interest income that resulted from the combined benefit of a 4.3% growth in average earning assets and a 35 basis points improvement in net interest margin on a fully tax-equivalent basis.
- A provision for loan losses of $1.3 million recorded during 2008, compared to a credit of $1.6 million for the same period of 2007, a difference of $2.9 million.
- Other income for 2008 was $3.8 million, a $307,000, or 8.8%, improvement over the $3.5 million recorded for 2007.
- $14.4 million in other expense for 2008 was $406,000, or 2.9%, higher than the total for 2007.
- The income tax benefit of $781,000 for 2008 included $150,000 related to a favorable tax court ruling, and was also positively impacted by a significant amount of tax-exempt municipal securities and BOLI income. The income tax benefit of $219,000 for 2007 was related primarily to the significant amount of tax-exempt municipal securities and BOLI income, but was negatively impacted by a $219,000 income tax liability resulting from the restructuring of the Company's BOLI program.

For a quarterly breakdown of earnings, see Note 18 to the "Consolidated Financial Statements."

Net Interest Income

We derive the majority of our income from net interest income. The following table shows a breakdown of net interest income on a tax equivalent basis for 2008 compared to 2007. The tax equivalent adjustment was $537,000 and $666,000 for the years ended December 31, 2008 and 2007, respectively, based on a tax rate of 34%.

(Dollars in thousands)

Years ended December 31,	2008		2007		
	Interest	Yield/Rate	Interest	Yield/Rate	Change
Interest and fees on loans	$19,823	6.37%	$19,377	7.06%	$ 446
Other interest income	4,295	4.83	5,189	4.74	(894)
Total interest income	24,118	6.03	24,566	6.40	(448)
Interest on deposits	8,029	2.72	10,973	3.66	(2,944)
Interest on borrowings	3,759	4.21	3,105	4.89	654
Total interest expense	11,788	3.07	14,078	3.87	(2,290)
Net interest income	12,330	--	10,488	--	$1,842
Net interest spread	--	2.96%	--	2.53%	--
Net interest margin	--	3.08%	--	2.73%	--

The growth in net interest income, as shown in the table above, benefited from certain market conditions in 2008 that allowed the Bank to grow earning assets and also improve its net interest margin primarily through the repricing of deposit accounts in a sharply falling interest rate environment. Our interest-bearing liabilities have shorter overall maturities and reprice more frequently to market conditions than our interest-earning assets. For a discussion on interest rate risk see *"Interest Rate Risk."*

Tax-exempt interest for 2008 was $1.1 million compared to $1.3 million for 2007. Tax-exempt interest is primarily from bank-qualified municipal securities. Total interest income on a tax equivalent basis of $24.1 million for 2008 represented a decrease of $448,000 compared to $24.5 million for 2007. This reduction resulted primarily from the declining interest rate environment in 2008 that led to a reduced average return on earning assets, which was accompanied by an even greater reduction in the average cost of interest-bearing liabilities. Total interest expense for 2008 decreased $2.3 million compared to 2007, as the Bank took advantage of market opportunities to reprice and sharply reduce its cost of interest-bearing liabilities. For further information see *"Financial Condition – Rate/Volume Analysis."*

Provision for Loan Losses

The provision for loan losses represents the current period credit or cost associated with maintaining an appropriate allowance for loan losses. Periodic fluctuations in the provision for loan losses result from management's assessment of the adequacy of the allowance for loan losses. The allowance for loan losses is dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, assessment by management, third parties and banking regulators of the quality of the loan portfolio, the value of the underlying collateral on problem loans and the general economic conditions in our market areas. We believe the allowance for loan losses is adequate to cover losses inherent in the loan portfolio as calculated in accordance with generally accepted accounting principles.

We had a provision for loan losses of $1.3 million for 2008 compared to a credit of $1.6 million for 2007. The provision for 2008 reflected additional loan growth, the increase in nonperforming loans and the increasing pressure of current economic conditions on credit quality. The credit in 2007 was the result of the $2.8 million loss recovery from the settlement of the RLI litigation. This 2007 credit was offset in part by $1.1 million in provisions, which was related to the charge off of $1.0 million for three commercial lending relationships previously totaling $2.8 million.

Other Income

The $307,000 increase in total other income in 2008 as compared to 2007 resulted primarily from the following items:

- An increase of $94,000, or 5.5%, in other fees and service charges on deposit accounts, which resulted primarily from increased fees received for checks drawn on insufficient funds, and an improved distribution rate of debit cards to checking account customers.

- A net gain of $60,000 from the sale of municipal securities, and a $49,000 gain from the partial redemption of the Company's equity interest in Visa realized through Visa's recent initial public offering.

- Only $67,000 in net losses on other real estate owned for 2008, compared to $573,000 in 2007. The total for 2007 included a $520,000 write-down of a commercial real estate construction property.

- A $53,000, or 6.3% increase in income related to the growth in cash value of life insurance.

The change in total other income in 2008 as compared to 2007 was negatively impacted by the following items:

- A $60,000, or 5.1%, decrease in brokerage and insurance commissions that related primarily to reduced commissions from the sales of investment products that resulted from worsening economic conditions.

- A $57,000, or 52.8%, decline in gains on sales of loans and servicing rights from reduced mortgage banking activity due to the weaker economy's effect on loan demand.

- $328,000 in losses from unconsolidated subsidiaries for 2008, compared to $30,000 of income in 2007. $227,000 of the 2008 loss resulted from the sale of the title insurance company that the Bank had jointly owned with two other financial institutions.

Other Expense

The Company had a $406,000 increase in total other expense for 2008 compared to 2007, with the following major differences:

- Additional compensation costs were incurred in 2008 related to the Company's growth initiatives, as well as due to higher salaries related to normal annual increases; however, the total cost for salaries and benefits for 2008 was only $26,000 higher than 2007 due primarily to lower health insurance costs in 2008 and severance costs of $273,000 recorded in 2007.

- The total of net occupancy expense and furniture and equipment expense for 2008 increased $179,000, or 10.5%, compared to 2007, primarily due to the opening of two new banking centers.

- A $255,000, or 31.1%, reduction of legal and professional fees was due primarily to the significant decline in legal fees as a result of the third quarter 2007 settlement of the RLI litigation. Expense for 2007 included $203,000 of RLI related legal fees. 2008 also benefited from a $20,000 recovery of legal fees paid in a prior year. Additionally, there were no recruiting fees in 2008, compared to $42,000 for the same period of 2007.

- An increase of $174,000 in other real estate owned expense resulted primarily from declining economic conditions.

- The $188,000 increase in other expense from $1.5 million for 2007 to $1.7 million for 2008 was due primarily to:

  1) a $53,000 increase in expense for directors' retirement benefits,

  2) the $106,000 BOLI post-retirement benefit expense recorded under new accounting rules effective January 1, 2008,

  3) a $25,000 increase in loan expense, also related primarily to declining economic conditions,

  4) a $17,000 increase in education and training resulting from expanded training efforts related to retail sales; and

  5) the expense increases above were offset in part by a $44,000 decrease in losses on debit card fraud from $51,000 in 2007 to $7,000 in 2008.

Income Tax Expense

The $562,000 increase in income tax benefit for 2008 as compared to 2007 related to higher income before income taxes in 2007 compared to 2008 that was due primarily to the $2.8 million loss recovery in 2007 that resulted from the settlement of litigation related to the purchases of pooled leases. The income tax benefit for 2008 also included a $150,000 reversal of an income tax liability recorded in prior years that resulted from a favorable tax court ruling regarding the application of the Tax Equity and Fiscal Responsibility Act penalty to investment subsidiaries of commercial banks. The income tax benefit for 2007 was negatively impacted by a $219,000 income tax liability resulting from the restructuring of the Company's BOLI program. We recorded an income tax benefit of $781,000 in 2008, compared to an income tax benefit of $219,000 in 2007.

- We have a deferred state tax asset that is primarily the result of operating losses sustained since 2003 for state tax purposes. We started recording a valuation allowance against our current period state income tax benefit in 2005 due to our concern that we may not be able to use more than the tax asset already recorded on the books without modifying the use of AIMI, our investment subsidiary. Operating income from AIMI is not subject to state income taxes under current state law, and is the primary reason for the tax asset. The valuation allowance was $637,000 at December 31, 2008.

- The Company had a deferred federal tax asset of $2.4 million at December 31, 2008, that was composed of $1.4 million of tax benefit from a net operating loss carryforward of $4.0 million and $1.0 million in purchased tax credits. The federal loss carryforward expires in 2026, and the tax credits begin to expire in 2023. Included in the $1.0 million of tax credits available to offset future federal income tax are approximately $304,000 of alternative minimum tax credits which have no expiration date. Management believes that the Company will be able to utilize the benefits recorded for loss carryforwards and credits within the allotted time periods.

- The effective tax rate was 1959.5% in 2008, which resulted from a $40,000 loss before income taxes coupled with a $781,000 income tax benefit, and (22.7)% in 2007. The primary difference in the effective tax rate and the statutory tax rates in 2008 relates to cash value of life insurance and municipal securities income. The primary difference in the effective tax rate and the statutory tax rates in 2007 also relates to cash value of life insurance and municipal securities income.

See Note 9 to the "Consolidated Financial Statements" for more information relating to income taxes.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future obligations of a short-term nature. Historically, funds provided by operations, loan repayments and new deposits have been our principal sources of liquid funds. In addition, we have the ability to obtain funds through the sale of new mortgage loans, through borrowings from the FHLB system, and through the brokered certificates market. We regularly adjust the investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability program.

At December 31, 2008, we had $3.4 million in loan commitments outstanding and $35.6 million of additional commitments for line of credit receivables. Certificates of deposit due within one year of December 31, 2008 totaled $136.4 million, or 42.0% of total deposits. If these maturing certificates of deposit do not remain with us, other sources of funds must be used, including other certificates of deposit, brokered CDs, and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than currently paid on the certificates of deposit due on or before December 31, 2009. However, based on past experiences we believe that a significant portion of the certificates of deposit will remain. We have the ability to attract and retain deposits by adjusting the interest rates offered. We held no brokered CDs at either December 31, 2008 or December 31, 2007.

Our primary investing activities are the origination of loans and purchase of securities. In 2008, our loan originations totaled $103.6 million, and we also purchased $8.7 million of loans from brokers and one $1.0 million participation loan from another financial institution.

Financing activities consist primarily of activity in deposit accounts and FHLB advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products we offer, and our local competitors and other factors. Deposit account balances increased by $9.7 million in 2008. We had FHLB advances of $79.9 million and $58.2 million at December 31, 2008 and 2007, respectively.

The Bank is subject to various regulatory capital requirements set by the FDIC, including a risk-based capital measure. The Company is also subject to similar capital requirements set by the Federal Reserve Bank. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2008, both the Company and the Bank exceeded all of regulatory capital requirements and are considered "well capitalized" under regulatory guidelines.

Off-Balance-Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded on our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. See Note 4 to the "Consolidated Financial Statements."

We do not have any off-balance-sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented in this report have been prepared in accordance with generally accepted accounting principles. This requires the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation.

Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or at the same rate as changes in the prices of goods and services, which are directly affected by inflation, although interest rates may fluctuate in response to perceived changes in the rate of inflation.

Current Accounting Issues

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157 on January 1, 2008 did not have a significant impact on our financial condition or results of operations.

See Note 16 to the "Consolidated Financial Statements" for more information relating to fair value of financial instruments.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assts and Financial Liabilities; including an Amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits entities with an irrevocable option to report most financial assets and liabilities at fair value, with subsequent changes in fair value reported in earnings. The election can be applied on an instrument-by-instrument basis. The statement establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. The provisions of FAS 159 are effective for the fiscal year beginning January 1, 2008. The adoption of SFAS No. 159 did not have a material impact on the operations of the Company.

Split-Dollar Life Insurance Agreements

In September 2006, the Emerging Issues Task Force Issue 06–4 (EITF 06-4), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split–Dollar Life Insurance Arrangements, was ratified. EITF 06-4 addresses accounting for separate agreements which split life insurance policy benefits between an employer and employee. The Issue requires the employer to recognize a liability for future benefits payable to the employee under these agreements. The effects of applying EITF 06-4 must be recognized through either a change in accounting principle through an adjustment to equity or through the retrospective application to all prior periods. For calendar year companies, EITF 06-4 is effective beginning January 1, 2008. Upon adoption of EITF 06-4 on January 1, 2008, the Company recorded a cumulative effect of a change in accounting principle of $1.1 million.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which replaces the FASB Statement No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets required, the liabilities assumed, any non-controlling interests in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141R on the Company's financial condition, results of operations and cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable as issuer is a smaller reporting company.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT OF INTERNAL CONTROL OVER FINANCIAL PROCEDURES AND FINANCIAL STATEMENTS

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2008 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholders
Ameriana Bancorp
New Castle, Indiana

We have audited the accompanying consolidated balance sheets of Ameriana Bancorp as of December 31, 2008 and 2007, and the related consolidated Statements of Operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameriana Bancorp as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Indianapolis, Indiana
March 30, 2009

Ameriana Bancorp
Consolidated Balance Sheets
(in thousands, except share data)

	December 31	
	2008	2007
Assets		
Cash on hand and in other institutions	**$ 3,810**	$ 4,445
Interest-bearing demand deposits	**4,639**	12,727
Cash and cash equivalents	**8,449**	17,172
Investment securities available for sale	**75,371**	66,692
Loans held for sale	**--**	250
Loans, net of allowance for loan losses of $2,991 and $2,677	**322,535**	294,273
Premises and equipment	**14,912**	7,696
Stock in Federal Home Loan Bank	**5,629**	5,630
Goodwill	**564**	564
Cash value of life insurance	**23,669**	22,777
Other real estate owned	**3,881**	2,517
Other assets	**8,492**	9,220
Total assets	**$463,502**	$426,791
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing	**$ 22,070**	$ 20,429
Interest-bearing	**302,336**	294,317
Total deposits	**324,406**	314,746
Borrowings	**97,735**	68,513
Drafts payable	**1,582**	4,556
Other liabilities	**6,003**	5,330
Total liabilities	**429,726**	393,145
Commitments and contingencies		
Shareholders' equity		
Preferred stock - 5,000,000 shares authorized and unissued	**--**	--
Common stock, $1.00 par value		
Authorized 15,000,000 shares		
Issued – 3,213,952 and 3,213,952 shares	**3,214**	3,214
Outstanding – 2,988,952 and 2,988,952 shares		
Additional paid-in capital	**1,044**	1,040
Retained earnings	**31,979**	32,857
Accumulated other comprehensive income (loss)	**537**	(467)
Treasury stock – 225,000 and 225,000 shares	**(2,998)**	(2,998)
Total shareholders' equity	**33,776**	33,646
Total liabilities and shareholders' equity	**$463,502**	$426,791

See notes to consolidated financial statements

Ameriana Bancorp
Consolidated Statements of Operations
(in thousands, except share data)

	Year Ended December 31	
	2008	2007
Interest Income		
Interest and fees on loans	**$19,718**	$19,346
Interest on mortgage-backed securities	**2,260**	1,662
Interest on investment securities	**1,130**	2,312
Other interest and dividend income	**473**	580
Total interest income	**23,581**	23,900
Interest Expense		
Interest on deposits	**8,029**	10,973
Interest on borrowings	**3,759**	3,105
Total interest expense	**11,788**	14,078
Net Interest Income	**11,793**	9,822
Provision (credit) for loan losses	**1,250**	(1,627)
Net Interest Income After Provision (Credit) for Loan Losses	**10,543**	11,449
Other Income		
Other fees and service charges	**1,794**	1,700
Brokerage and insurance commissions	**1,124**	1,184
Net realized and recognized gains (losses) on available-for-sale securities	**103**	(7)
Gains on sales of loans and servicing rights	**51**	108
Net losses on other real estate owned	**(67)**	(573)
Increase in cash value of life insurance	**892**	839
Other	**(96)**	243
Total other income	**3,801**	3,494
Other Expense		
Salaries and employee benefits	**8,473**	8,447
Net occupancy expense	**1,130**	1,005
Furniture and equipment expense	**758**	704
Legal and professional fees	**565**	820
Data processing expense	**656**	620
Printing and office supplies	**341**	303
Marketing expense	**503**	483
Other real estate owned expense	**280**	106
Other	**1,678**	1,490
Total other expense	**14,384**	13,978
Income (Loss) Before Income Taxes	**(40)**	965
Income tax benefit	**(781)**	(219)
Net Income	**$ 741**	$ 1,184
Basic and Diluted Earnings Per Share	**$ 0.25**	$ 0.39

See notes to consolidated financial statements.

Ameriana Bancorp
Consolidated Statements of Shareholders' Equity
(in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 2006	$3,214	$1,039	$32,152	$(1,090)	$(2,191)	$33,124
Net income			1,184			1,184
Change of $1,216 in unrealized loss on available-for-sale securities, net of income tax of $446				770		770
Change in accumulated other comprehensive income related to retirement plan				(147)		(147)
Comprehensive income						1,807
Share-based compensation		1				1
Common stock purchased					(807)	(807)
Dividends declared ($0.16 per share)			(479)			(479)
Balance at December 31, 2007	3,214	1,040	32,857	(467)	(2,998)	33,646
Net income			**741**			**741**
Change of $1,113 from unrealized loss to unrealized gain on available-for-sale securities, net of income tax of $423				**690**		**690**
Change in accumulated other comprehensive income related to retirement plan				**314**		**314**
Comprehensive income						**1,745**
Cumulative effect of a change in accounting principle related to the post-retirement cost of split-dollar life insurance			**(1,141)**			**(1,141)**
Share-based compensation		**4**				**4**
Dividends declared ($0.16 per share)			**(478)**			**(478)**
Balance at December 31, 2008	**$3,214**	**$1,044**	**$31,979**	**$537**	**$(2,998)**	**$33,776**

See notes to consolidated financial statements.

Ameriana Bancorp
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31	
	2008	**2007**
Operating Activities		
Net income	**$ 741**	$ 1,184
Items not requiring (providing) cash		
Provision (credit) for losses on loans	**1,250**	(1,627)
Depreciation and amortization	**710**	839
Increase in cash value of life insurance	**(892)**	(839)
(Gain) loss on sale of investments	**(103)**	7
Deferred taxes	**(970)**	121
Mortgage loans originated for sale	**(1,118)**	(4,820)
Proceeds from sale of mortgage loans	**1,794**	4,909
Gains on sale of loans and servicing rights	**(51)**	(108)
Loss on sale or write-down of other real estate owned	**67**	573
Increase (decrease) in accrued interest payable	**(794)**	537
Other adjustments	**1,481**	(60)
Net cash (used) provided by operating activities	**2,115**	716
Investing Activities		
Purchase of securities	**(30,103)**	(225)
Proceeds/principal from sale of securities	**9,323**	18,432
Proceeds/principal from maturity/call of securities	**6,000**	39,608
Principal collected on mortgage-backed securities	**7,272**	6,308
Net change in loans	**(31,742)**	(46,825)
Proceeds from sales of other real estate owned	**472**	733
Net purchases of premises and equipment	**(7,930)**	(1,029)
Redemption of Federal Home Loan Bank stock	**1**	16
Construction costs for other real estate owned	**(566)**	(79)
Other investing activities	**695**	200
Net cash (used) provided by investing activities	**(46,578)**	17,139
Financing Activities		
Net change in demand and savings deposits	**(8,095)**	5,911
Net change in certificates of deposit	**17,755**	(13,599)
Increase (decrease) in drafts payable	**(2,974)**	2,459
Net change in short-term borrowings	**(3,000)**	(23,000)
Proceeds from long-term borrowings	**34,500**	30,000
Repayment of long-term borrowings	**(2,278)**	(13,170)
Purchase of common stock	**--**	(807)
Net change in advances by borrowers for taxes and insurance	**310**	(68)
Cash dividends paid	**(478)**	(479)
Net cash provided (used) in financing activities	**35,740**	(12,753)
Change in Cash and Cash Equivalents	**(8,723)**	5,102
Cash and Cash Equivalents at Beginning of Year	**17,172**	12,070
Cash and Cash Equivalents at End of Year	**$ 8,449**	$17,172

Ameriana Bancorp
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31	
	2008	**2007**
Supplemental information:		
Interest paid on deposits	**$8,869**	$10,459
Interest paid on borrowings	**$3,713**	$3,083
Income taxes paid net of income taxes refunded	**$(165)**	$300
Non-cash supplemental information:		
Transfer from loans to other real estate owned	**$1,526**	$3,151
Adoption of EITF 06-4	**$1,141**	--

See notes to consolidated financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Ameriana Bancorp (the "Company") and its wholly-owned subsidiary, Ameriana Bank, SB (the "Bank"), and the Bank's wholly-owned subsidiaries, Ameriana Investment Management, Inc. ("AIMI"), Ameriana Financial Services, Inc., and Ameriana Insurance Agency, Inc. All significant intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a bank holding company whose principal activity is the ownership and management of the Bank and its subsidiaries. The Bank provides various banking services and engages in loan servicing activities for investors and operates in a single significant business segment. The Bank is subject to the regulation of the Indiana Department of Financial Institutions (the "DFI") and the Federal Deposit Insurance Corporation (the "FDIC"). The Company's gross revenues are substantially earned from the various banking services provided by the Bank. The Company also earns brokerage and insurance commissions from the services provided by the other subsidiaries. AIMI manages the Company's investment portfolio.

The Bank generates loans and receives deposits from customers located primarily in east central Indiana. Loans are generally secured by specific items of collateral including real property and consumer assets. The Company has sold various loans to investors while retaining the servicing rights.

Cash and Cash Equivalents consist of cash on hand and in other institutions and interest-bearing demand deposits.

Investment Securities: Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income (loss), net of tax.

Amortization of premiums and accretion of discounts are recorded using the interest method as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Valuation Measurements: Valuation methodologies often involve a significant degree of judgment, particularly when there are no observable active markets for the items being valued. Investment securities and residential mortgage loans held for sale are carried at fair value, as defined in SFAS No. 157 "Fair Value Measurement" ("SFAS No. 157"), which requires key judgments affecting how fair value for such assets and liabilities is determined. In addition, the outcomes of valuations have a direct bearing on the carrying amounts for goodwill and intangibles assets. To determine the values of these assets and liabilities, as well as the extent to which related assets may be impaired, management makes assumptions and estimates related to discount rates, asset returns, prepayment rates and other factors. The use of different discount rates or other valuation assumptions could produce significantly different results, which could affect the Corporation's results of operations.

Stock in Federal Home Loan Bank is the amount of stock the Company is required to own as determined by regulation. This stock is carried at cost and represents the amount at which it can be sold back to the Federal Home Loan Bank.

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. Generally, loans are placed on non-accrual status at 90 days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection. The Company considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and, therefore, excluded from separate identification of evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due.

When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

Allowance for Loan Losses is maintained at a level believed adequate by management to absorb inherent losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio including consideration of past loan loss experience, current economic conditions, size, growth and composition of the loan portfolio, the probability of collecting all amounts due, and other relevant factors. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent. The allowance is increased by provisions for loan losses charged against income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2008, the allowance for loan losses was adequate based on information then available. A worsening or protracted economic decline in the areas within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and Equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Goodwill is tested at least annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements. There was no impairment of goodwill recognized in 2008 or 2007.

Earnings per Share is computed by dividing net income by the weighted-average number of common and potential common shares outstanding during each year.

Mortgage Servicing Rights on originated loans are capitalized by estimating the fair value of the streams of net servicing revenues that will occur over the estimated life of the servicing arrangement. Capitalized servicing rights, which include purchased servicing rights, are amortized in proportion to and over the period of estimated servicing revenues.

Stock Options: The Company has stock plans which are described more fully in Note 10. Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment. The Company selected the modified prospective application. Accordingly, after January 1, 2006, the Company was required to begin expensing the fair value of stock options granted, modified, repurchased or cancelled.

Income Tax in the consolidated Statements of Operations includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company and its subsidiaries file consolidated tax returns. The parent company and subsidiaries are charged or given credit for income taxes as though separate returns were filed.

Reclassifications of certain amounts in the 2007 consolidated financial statements have been made to conform to the 2008 presentation. These reclassifications had no impact on net income.

Current Economic Conditions: The current economic environment presents financial institutions with unprecedented circumstances and challenges that in some cases have resulted in large declines in the fair value of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

2. *Restriction on Cash and Due from Banks*

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2008 was $208,000.

(table dollar amounts in thousands, except share data)

3. *Investment Securities*

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale at December 31, 2008				
Mortgage-backed securities	**$54,276**	**$ 1,127**	**$ 114**	**$55,289**
Municipal securities	**18,700**	**227**	**370**	**18,557**
Equity securities	**1,513**	**12**	**--**	**1,525**
	$74,489	**$ 1,366**	**$ 484**	**$75,371**

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale at December 31, 2007				
Mortgage-backed securities	$31,522	$ 208	$ 221	$31,509
Federal agencies	5,964	47	--	6,011
Municipal securities	27,932	32	310	27,654
Equity securities	1,506	13	1	1,518
	$66,924	$ 300	$ 532	$66,692

The amortized cost and fair value of securities available for sale at December 31, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale	
	Amortized Cost	**Fair Value**
Within one year	**$ --**	**$ --**
One to five years	**6,274**	**6,453**
Five to ten years	**4,452**	**4,461**
After ten years	**7,974**	**7,643**
	18,700	**18,557**
Mortgage-backed securities	**54,276**	**55,289**
Equity securities	**1,513**	**1,525**
	$74,489	**$75,371**

(table dollar amounts in thousands, except share data)

Mortgage-backed Securities: The unrealized losses on the Company's investment in mortgage-backed securities were caused by interest rate changes. The contractual cash flows of those investments are guaranteed by agencies of the U. S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Because the decline in market value was attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2008.

Municipal Securities: The unrealized losses on the Company's investment in municipal securities were caused either by interest rate changes and/or reduced credit ratings of the insurers of these securities. All of the municipal securities in the Company's investment portfolio at December 31, 2008 that were rated by Moody's Investors Service received an investment grade credit quality rating. Six securities were not rated by Moody's, but received an investment grade rating from Standard & Poor's. One security was not rated by either Moody's or Standard & Poor's. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2008.

Equity Securities: The equity securities balance at December 31, 2008 consisted of an investment in the CRA Qualified Investment mutual fund, whose portfolio composition is primarily in debt securities with an average credit quality rating of AAA by Standard and Poor's.

Certain investment securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2008 and 2007 were $18,004,000 and $39,285,000, which is approximately 23.9% and 58.9% of the Company's investment portfolio.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

(table dollar amounts in thousands, except share data)

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007:

At December 31, 2008	**Less Than 12 Months**		**12 Months or Longer**		**Total**	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Mortgage-backed securities	**$ 6,490**	**$ 93**	**$1,524**	**$21**	**$ 8,014**	**$114**
Municipal securities	**5,865**	**187**	**4,125**	**183**	**9,990**	**370**
Equity securities	**--**	**--**	**--**	**--**	**--**	**--**
	$12,355	**$280**	**$5,649**	**$204**	**$18,004**	**$484**

At December 31, 2007	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 185	$ 1	$19,057	$220	$19,242	$221
Municipal securities	6,797	102	13,210	208	20,007	310
Equity securities	36	1	--	--	36	1
	$7,018	$104	$32,267	$428	$39,285	$532

Investment securities with a total market value of $32,339,000 and $13,160,000 were pledged at December 31, 2008 and 2007 to secure FHLB advances and three letters of credit.

Investment securities with a total market value of $9,512,000 were pledged at December 31, 2008 to secure a repurchase agreement with Barclays Capital, Inc.

A gross gain of $111,000 and a gross loss of $8,000 resulting from sales of available for sale securities were realized for 2008. A gross loss of $16,000 and a gross gain of $9,000 resulting from sales of available for sale securities were realized for 2007. Net tax expense of $35,000 and a net tax benefit of $2,000 were recorded on sales for 2008 and 2007, respectively.

(table dollar amounts in thousands, except share data)

4. Loans

	December 31	
	2008	2007
Residential mortgage loans	**$160,553**	$139,980
Commercial mortgage loans	**98,173**	83,282
Construction mortgage loans	**39,281**	48,880
Municipal loans	**2,218**	2,945
Consumer loans	**4,424**	4,959
Commercial loans	**21,215**	18,665
	325,864	298,711
Deduct		
Undisbursed loan proceeds	**386**	1,892
Deferred loan expenses, net	**(48)**	(131)
Allowance for loan losses	**2,991**	2,677
	3,329	4,438
	$322,535	$294,273

Loans being serviced by the Company for investors, primarily Freddie Mac, Fannie Mae and the Federal Home Loan Bank of Indianapolis, totaled approximately $124,873,000 and $134,018,000 as of December 31, 2008 and 2007, respectively. Such loans are not included in the preceding table.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2008 and 2007 is based on comparable market values and expected cash flows, with impairment assessed based on portfolio characteristics including product type, investor type and interest rates. At December 31, 2008 the fair value of mortgage servicing rights was approximately $966,000. No valuation allowance was necessary at December 31, 2008 and 2007.

	Year Ended December 31	
	2008	2007
Mortgage servicing rights		
Balance at beginning of year	**$ 865**	$ 967
Servicing rights capitalized	**16**	39
Amortization of servicing rights	**(138)**	(141)
Balance at end of year	**$ 743**	$ 865

At December 31, 2008 and 2007, the Company had outstanding commitments to originate loans of approximately $3,436,000 and $9,588,000. The outstanding commitments for 2008 were primarily for one-to-four family mortgage loans, and the outstanding commitments for 2007 were primarily for commercial real estate loans. In addition, the Company had $35,640,000 and $37,943,000 of conditional commitments for lines of credit receivables at December 31, 2008 and 2007. Exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The same credit policies are used in making such commitments as are used for instruments that are included in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are

(table dollar amounts in thousands, except share data)

expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's credit worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, real estate, equipment, and income-producing commercial properties. In addition, the Company had $9,599,000 and $5,433,000 of letters of credit outstanding at December 31, 2008 and 2007. Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Executive officers and directors of Ameriana Bancorp and significant subsidiaries and their related interests are loan clients of Ameriana Bancorp's affiliate bank in the normal course of business. An analysis of the 2008 activity of these loans is as follows:

	2008
Balance at beginning of year	**$5,758**
New loans	**169**
Repayments	**(97)**
Balance at end of year	**$5,830**

At December 31, 2008 unfunded commitment amounts related to the outstanding loan balances shown above totaled $326,000.

5. *Allowance for Loan Losses*

	Year Ended December 31	
	2008	2007
Balance at beginning of year	**$2,677**	$2,616
Provision (credit) for losses	**1,250**	(1,627)
Charge-offs	**(1,051)**	(1,113)
Recoveries	**115**	2,801
Net recoveries (charge-offs)	**(936)**	1,688
Balance at end of year	**$2,991**	$2,677

At December 31, 2008 and 2007, impaired loans totaled $9,175,000 and $3,886,000 with an allocation of the allowance for loan losses of $1,024,000 and $142,000.

Interest income of $70,000 and $62,000 was recognized on average impaired loans of $3,802,000 and $3,528,000 for 2008 and 2007, respectively.

Cash basis interest on impaired loans included above was $70,000 and $62,000 for 2008 and 2007, respectively.

At December 31, 2008 there was one loan for $1,000 that was accruing and delinquent more than 90 days, and at December 31, 2007 there were no accruing loans delinquent 90 days or more. Non-accruing loans at December 31, 2008 and 2007 were $6,218,000 and $2,638,000, respectively.

(table dollar amounts in thousands, except share data)

6. *Premises and Equipment*

	December 31	
	2008	2007
Land	**$ 4,254**	$ 1,477
Land improvements	**579**	530
Office buildings	**11,981**	8,043
Furniture and equipment	**6,129**	5,039
Automobiles	**121**	98
	23,064	15,187
Less accumulated depreciation	**8,152**	7,491
	$14,912	$ 7,696

7. *Deposits*

	December 31	
	2008	2007
Demand	**$110,118**	$118,712
Savings	**21,884**	21,385
Certificates of $100,000 or more	**64,492**	42,470
Other certificates	**127,912**	132,179
	$324,406	$314,746

The Company held no brokered certificates at December 31, 2008 and 2007.

Certificates maturing in years ending after December 31, 2008:

2009	**$136,381**
2010	**36,847**
2011	**7,372**
2012	**9,994**
2013	**812**
Thereafter	**998**
	$192,404

(table dollar amounts in thousands, except share data)

8. Borrowings

Borrowings at December 31, 2008 and 2007 include Federal Home Loan Bank advances totaling $79,925,000 and $58,203,000 with a weighted-average rate of 4.05% and 4.29%. The advances are secured by a combination of first mortgage loans, investment securities and overnight deposits. At December 31, 2008, the pledged mortgage loans totaled $144,913,000, and the pledged investment securities had a market value of $32,339,000.

Some advances are subject to restrictions or penalties in the event of prepayment. In addition, $24,000,000 of the advances outstanding at December 31, 2008 contained options with dates ranging from August 24, 2010 to March 10, 2014, whereby the interest rate may be adjusted by the Federal Home Loan Bank, at which time the advances may be repaid at the option of the Company without penalty.

Borrowings at December 31, 2008 and 2007 also include subordinated debentures in the amount of $10,310,000 at a rate equal to the average of 6.71% and the three-month London Interbank Offered Rate ("LIBOR") plus 150 basis points for the first five years following the offering, or March 15, 2011. After the first five years, the securities will bear a rate equal to 150 basis points over the three-month LIBOR. At December 31, 2008, the average interest rate was 5.10%. These subordinated debentures mature on March 15, 2036.

Borrowings at December 31, 2008 also include a repurchase agreement with Barclays Capital, Inc., in the amount of $7,500,000 with a rate of 4.42%. The repurchase agreement has embedded interest rate caps with a four-year term ending on September 22, 2012 that have a total notional value of $15,000,000. The interest rate caps will provide a reduction of the interest rate during any quarter if three-month LIBOR exceeds 3.81% on the quarterly determination date. These embedded interest rate caps are considered to be clearly and closely related to the host instrument. The repurchase agreement has a seven-year term with a final repurchase date of September 22, 2015, and provides Barclays Capital, Inc. with an early termination right on the four-year anniversary date of September 22, 2012. At December 31, 2008, pledged investment securities for this repurchase agreement had a market value of $9,512,000. In 2008, the Company had one repurchase agreement in the amount of $7,500,000 in place for part of the year, resulting in an average balance for 2008 of $2,070,000. In 2007, the Company did not have any repurchase agreements.

Aggregate annual maturities of borrowings at December 31, 2008 are:

Maturities in years ending December 31	
2009	**$28,550**
2010	**20,375**
2011	**6,000**
2012	**--**
2013	**5,000**
Thereafter	**37,810**
	$97,735

(table dollar amounts in thousands, except share data)

9. Income Taxes

The components of the net deferred tax asset at December 31, 2008 and 2007 are as follows:

	December 31	
	2008	2007
Deferred tax assets:		
Deferred compensation	**$ 839**	$ 850
General loan loss reserves	**1,385**	1,070
Net unrealized loss on securities available for sale	**--**	78
Reserve for uncollected interest	**--**	154
State and federal net operating loss carryfoward and tax credits carryfoward	**3,602**	2,876
Benefit plans	**--**	118
Other real estate owned	**376**	--
Other	**67**	84
	6,269	5,230
Deferred tax liabilities:		
FHLB stock dividends	**(313)**	(311)
Tax bad debt reserves	**--**	(23)
Deferred loan fees	**(334)**	(316)
Net unrealized gain on securities available for sale	**(345)**	--
Mortgage servicing rights	**(307)**	(354)
Deferred state tax	**(214)**	(148)
Depreciation	**(215)**	(209)
Prepaid expenses	**(197)**	(145)
Goodwill	**(112)**	(93)
	(2,037)	(1,599)
Net deferred tax asset before valuation allowance	**4,232**	3,631
Valuation allowance		
Beginning balance	**(336)**	(386)
Change during the period	**(301)**	50
Ending balance	**(637)**	(336)
Net deferred tax asset	**$3,595**	$3,295

As of December 31, 2008, the Company had approximately $16,285,000 of state tax loss carryforward available to offset future franchise tax. As of December 31, 2008, the Company had approximately $4,008,000 of federal tax loss carryforward available to offset future federal tax. Also, at December 31, 2008, the Company had approximately $1,040,000 of tax credits available to offset future federal income tax. The state loss carryforward begins to expire in 2023. The federal loss carryforward expires in 2026. The tax credits begin to expire in 2023. Included in the $1,040,000 of tax credits available to offset future federal income tax are approximately $304,000 of alternative minimum tax credits which have no expiration date. Management believes that the Company will be able to utilize the benefits recorded for loss carryforwards and credits within the allotted time periods.

Retained earnings at December 31, 2008, includes an allocation of income to bad debt deductions of approximately $11,883,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, including redemption of bank stock or excess

(table dollar amounts in thousands, except share data)

dividends, or loss of "bank" status, federal income taxes may be imposed at the then applicable rates. The unrecorded deferred income tax liability on the above amount was approximately $4,000,000.

The effective income tax rate on income from continuing operations is reconciled to the statutory corporate tax rate as follows:

	Year Ended December 31	
	2008	2007
Statutory federal tax rate	**34.0%**	34.0%
State income taxes, net of federal tax benefit	**--**	(1.3)
Tax credits	**3.7**	(2.7)
Cash value of life insurance	**797.3**	(6.9)
Tax-exempt interest - municipal securities and municipal loans	**881.3**	(46.4)
Other	**243.2**	0.6
Effective tax rate	**1,959.5%**	(22.7)%

The provision (credit) for income taxes consists of the following:

	Year Ended December 31	
	2008	2007
Federal		
Current	**$189**	$(319)
Deferred	**(970)**	119
	$(781)	$(200)
State		
Current	--	(21)
Deferred	**--**	2
	--	(19)
Tax benefit	**$(781)**	$(219)

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2005.

10. Employee Benefits

Multi-Employer Defined Benefit Pension Plan and 401(k) Plan. The Company is a participating employer in a multi-employer defined benefit pension plan and a 401(k) plan. The plans cover substantially all full-time employees of the Company. The Company matches employees' contributions to the 401(k) plan at the rate of 100% for the first 4% of base salary contributed by participants. Since the defined benefit pension plan is a multi-employer plan, no separate actuarial valuations are made with respect to each participating employer. The Company froze the defined benefit pension plan on June 30, 2004 to stop accruing benefits to plan participants beyond what was already earned to that date and to prevent new participants from entering the plan. The change was made in an effort to control and reduce pension plan expense in the future. The Company will continue to make contributions to meet required funding obligations.

(table dollar amounts in thousands, except share data)

Pension expense for the plans totaled $295,000 and $246,000 in 2008 and 2007, respectively.

Split-Dollar Life Insurance Agreements. In September 2006, the Emerging Issues Task Force Issue 06–4 (EITF 06-4), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split–Dollar Life Insurance Arrangements, was ratified. EITF 06-4 addresses accounting for separate agreements which split life insurance policy benefits between an employer and employee. The Issue requires the employer to recognize a liability for future benefits payable to the employee under these agreements. The effects of applying EITF 06-4 must be recognized through either a change in accounting principle through an adjustment to equity or through the retrospective application to all prior periods. For calendar year companies, EITF 06-4 was effective beginning January 1, 2008. Early adoption was permitted as of January 1, 2007. Upon the adoption of EITF 06-4 on January 1, 2008, the Company recorded a cumulative effect of a change in accounting principle of $1,141,000.

Supplemental Executive Retirement Plan. Effective January 1, 2008, the Company terminated the supplemental retirement plan (the "Plan") that provided retirement and death benefits to certain officers and directors. At that time, the officers and directors covered by that Plan voluntarily elected to forego their benefits under the Plan. Instead, the Company entered into separate agreements with these certain officers and directors that provide retirement and death benefits. The Company is recording an expense equal to the projected present value of the payment due at the full eligibility date. The liability for the plan at December 31, 2008 was $1,733,000. The expense for the plan was $169,000 for 2008.

Supplemental Retirement Plan. This plan that provided retirement and death benefits to certain officers and directors, as stated in the prior paragraph was terminated effective January 1, 2008. The net impact from the termination of the Plan and entering into separate agreements with these officers and directors was immaterial to the financial statements for the year ended December 31, 2008.

The Company had used a December 31 measurement date for the plan. Information about the plans' funded status and pension cost follows:

	2007
Change in benefit obligation	
Beginning of year	$2,035
Service	33
Interest Cost	117
Actuarial gain	--
Benefits paid	(111)
End of year	$2,074
Funded status at end of year	$(2,074)

Amounts recognized in the balance sheets

	2007
Liabilities	$2,074

(table dollar amounts in thousands, except share data)

Amounts recognized in accumulated other comprehensive income not yet recognized as components of net periodic benefit cost consist of:

	2007
Net loss, net of tax of $102 for 2007	$208
Prior service cost, net of tax of $52 for 2007	105
Total	$313

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	2007
Components of net periodic benefit cost	
Service cost	$ 33
Interest cost	117
Amortization of prior service cost	60
Amortization of net loss	11
Net periodic benefit cost	$221

Other changes in benefit obligations recognized in other comprehensive income:

	2007
Net loss arising during the period, net of tax benefit of $96	$ (189)
Amortization of prior service cost , net of tax benefit of $24	36
Amortization of net loss, net of tax benefit of $5	6
Total recognized in other comprehensive income, net of tax benefit	$ (147)

At December 31, 2007, the estimated net loss, prior service cost and transition obligation for the defined benefit pension plans that was projected to be amortized from accumulated other comprehensive income into net periodic benefit cost over 2008 were $61,000, $11,000 and $0 respectively.

Significant assumptions include:

	2007
Weighted-average assumptions used to determine benefit obligation	
Discount rate	6.0%
Rate of compensation increase	N/A
Weighted-average assumptions used to determine benefit cost	
Discount rate	6.0%
Expected return on plan assets	N/A
Rate of compensation increase	N/A

(table dollar amounts in thousands, except share data)

The Company has entered into employment or change in control agreements with certain officers that provide for the continuation of salary and certain benefits for a specified period of time under certain conditions. Under the terms of the agreements, these payments could occur in the event of a change in control of the Company, as defined, along with other specific conditions. The contingent liability under these agreements is generally three times the annual salary of the officer.

Under the 1996 Stock Option and Incentive Plan ("1996 Plan") and the 2006 Long-Term Incentive Plan ("2006 Plan"), the Company has granted options to individuals to purchase common stock at a price equal to the fair market value at the date of grant, subject to the terms and conditions of the plans. The 1996 Plan and the 2006 Plan require that options be granted at the fair market value of the stock on the date of the grant. Options vest and are fully exercisable when granted or over an extended period subject to continuous employment or under other conditions set forth in the plans. The period for exercising options shall not exceed ten years from the date of grant. The plans also permit grants of stock appreciation rights. An amendment of the 1996 Plan extended the plan's term by five years and increased the number of shares reserved under the plan from 176,000 to 352,000 shares. The 2006 Plan permits the granting of up to 225,000 shares. The 1996 Plan and 2006 Plan were approved by the stockholders of the Company.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option pricing model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical volatility of the Company's stock and other factors. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The estimated fair value of the stock options during 2008 and 2007 were calculated using a Black-Scholes options pricing model. The following summarizes the assumptions used in the Black-Scholes model:

	2008	2007
Expected volatility	**39.5%**	37.8%
Weighted-average volatility	**39.5%**	37.8%
Expected dividends	**1.73%**	1.23%
Expected term (in years)	**8.0**	8.0
Risk-free rate	**3.15%**	4.73%

(table dollar amounts in thousands, except share data)

A summary of option activity under the Plan as of December 31, 2008, and changes during the year then ended, is presented below.

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	206,282	$14.27		
Granted	2,000	9.25		
Exercised	--	--		
Forfeited	(8,800)	17.05		
Outstanding, end of year	199,482	$14.10	5.94	$ --
Exercisable, end of year	196,882	$14.14	5.90	$ --

The weighted-average grant-date fair value of options granted during the years 2008 and 2007 was $3.68 and $5.79, respectively. There were no options exercised during the years ended December 31, 2008 and 2007.

As of December 31, 2008, there was $11,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.2 years.

During 2008, the Company recognized $4,000 of share-based compensation expense.

11. Dividend and Capital Restrictions

The payment of dividends by the Company depends substantially upon receipt of dividends from the Bank, which is subject to various regulatory restrictions on the payment of dividends. Under current regulations, the Bank may not declare or pay a cash dividend or repurchase any of its capital stock if the effect thereof would cause its net worth to be reduced below regulatory capital requirements or the amount required for its liquidation accounts.

In addition, without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding retained net income for the applicable calendar year to date, plus retained net income for the preceding two years. Application is required by the Bank to pay dividends in excess of this restriction.

(table dollar amounts in thousands, except share data)

12. Earnings Per Share

	2008			2007		
	Net Income	**Weighted-Average Shares**	**Per Share Amount**	Net Income	Weighted-Average Shares	Per Share Amount
Basic Earnings Per Share						
Income available to common shareholders	**$ 741**	**2,988,952**	**$0.25**	$1,184	2,999,554	$0.39
Effect of Dilutive Stock Options	**--**			--		
Diluted Earnings Per Share						
Income available to common shareholders and assumed conversions	**$ 741**	**2,988,952**	**$0.25**	$1,184	2,999,554	$0.39

Options to purchase 199,482 and 206,282 shares of common stock at exercise prices of $9.25 to $15.56 and $12.43 to $17.05 per share were outstanding at December 31, 2008 and 2007, respectively, but were not included in the computation of diluted earnings per share because the options were anti-dilutive.

13. Other Comprehensive Income

Other comprehensive income components and related taxes were as follows:

	2008	2007
Unrealized gains on securities available for sale	**$1,010**	$1,209
Less: reclassification adjustment for gains (losses) realized in net income	**103**	(7)
Net unrealized gains	**1,113**	1,216
Change related to retirement plan	**467**	(272)
Other comprehensive income, before tax effect	**1,580**	944
Tax expense	**576**	321
Other comprehensive income	**$ 1,004**	$ 623

14. Accumulated other comprehensive loss

	2008	2007
Net unrealized gain (loss) on available-for-sale securities, net of income tax (benefit) of $345 and $(79) for 2008 and 2007, respectively	**$537**	$(154)
Pension liability not yet recognized in net periodic cost, net of income tax benefit of $157 for 2007	**--**	(313)
	$537	$(467)

(table dollar amounts in thousands, except share data)

15. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures. The capital category assigned can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2008 and 2007, the Bank was categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2008, that management believes have changed this classification.

Actual and required capital amounts and ratios for the Bank are as follows:

	December 31, 2008					
	Required for Well Capitalized		Required For Adequate Capital		Actual Capital	
	Ratio	Amount	Ratio	Amount	Ratio	Amount
Total risk-based capital (to risk-weighted assets)	**10.00%**	**$32,638**	**8.00%**	**$26,110**	**12.78%**	**$41,715**
Tier 1 capital (to risk-weighted assets)	**6.00**	**19,583**	**4.00**	**13,055**	**11.82**	**38,592**
Core capital (to adjusted total assets)	**5.00**	**23,131**	**3.00**	**13,879**	**8.34**	**38,592**

	December 31, 2007					
	Required for Well Capitalized		Required For Adequate Capital		Actual Capital	
	Ratio	Amount	Ratio	Amount	Ratio	Amount
Total risk-based capital (to risk-weighted assets)	10.00%	$30,800	8.00%	$24,667	13.76%	$42,388
Tier 1 capital (to risk-weighted assets)	6.00	18,480	4.00	12,334	12.85	39,569
Core capital (to adjusted total assets)	5.00	20,896	3.00	12,538	9.47	39,569

16. Fair Value of Financial Instruments

DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available for Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. There currently are no securities valued in Level 1. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are classified within Level 2 of the valuation hierarchy. Level 2 securities include U.S. Government Agency notes and mortgage-backed securities, municipal bonds, and mutual funds. There currently are no securities valued in Level 3.

(table dollar amounts in thousands, except share data)

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheet measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements Using		
	Fair Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Available for sale securities	$ 75,371,000	$ 1,525,000	$ 73,846,000	$ --

Following is a description of valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Impaired Loans

Loan impairment is reported when scheduled payments under contractual terms are deemed uncollectible. Impaired loans are carried at the present value of estimated future cash flows using the loan's existing rate, or the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to increase, such increase is reported as a component of the provision for loan losses. Loan losses are charged against the allowance when management believes the uncollectability of the loan is confirmed. During 2008, sixteen impaired loans were partially charged-off or re-evaluated, resulting in a remaining balance for these loans, net of specific reserve, of $8.2 million as of December 31, 2008. This valuation would be considered Level 3, consisting of appraisals of underlying collateral and discounted cash flow analysis.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheet measured at fair value on a nonrecurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements Using		
	Fair Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Impaired loans	$ 8,151,000	$ --	$ --	$ 8,151,000

(table dollar amounts in thousands, except share data)

Fair values are based on estimates using present value and other valuation techniques in instances where quoted market prices are not available. These techniques are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. As such, the derived fair value estimates cannot be compared to independent markets and, further, may not be realizable in an immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not represent, and should not be construed to represent, the underlying value of the Company.

The following table presents the estimates of fair value of financial instruments:

	December 31			
	2008		2007	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Assets				
Cash and cash equivalents	**$ 8,449**	**$ 8,449**	$ 17,172	$ 17,172
Investment securities available for sale	**75,371**	**75,371**	66,692	66,692
Loans held for sale	**--**	**--**	250	250
Loans	**322,535**	**326,393**	294,273	297,267
Interest receivable	**1,717**	**1,717**	2,044	2,044
Stock in FHLB	**5,629**	**5,629**	5,630	5,630
Liabilities				
Deposits	**324,406**	**327,978**	314,746	315,098
Borrowings	**97,735**	**95,762**	68,513	66,971
Interest payable	**780**	**780**	1,573	1,573
Drafts payable	**1,582**	**1,582**	4,556	4,556

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents and Stock in FHLB: The carrying amounts reported in the consolidated balance sheets approximate those assets' fair values.

Loans: The fair values for loans are estimated using a discounted cash flow calculation that applies interest rates used to price new similar loans to a schedule of aggregated expected monthly maturities on loans.

Interest Receivable/Payable: The fair value of accrued interest receivable/payable approximates carrying values.

Deposits: The fair values of interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on deposits to a schedule of aggregated expected monthly maturities on deposits.

Borrowings: The fair value of borrowings is estimated using a discounted cash flow calculation, based on borrowing rates for periods comparable to the remaining terms to maturity of the borrowings.

Drafts Payable: The fair value approximates carrying value.

(table dollar amounts in thousands, except share data)

17. Parent Company Financial Information

The following are condensed financial statements for the parent company, Ameriana Bancorp, only:

	December 31	
Balance Sheets	**2008**	2007
Assets		
Cash	**$ 276**	$ 358
Investment in Bank	**41,933**	42,050
Investments in affiliates	**524**	616
Other assets	**1,561**	1,107
	$44,294	$44,131
Liabilities and shareholders' equity		
Notes payable, other	**$10,310**	$10,310
Other liabilities	**208**	175
Shareholders' equity	**33,776**	33,646
	$44,294	$44,131

	Year Ended December 31	
Statements of Operations	**2008**	2007
Dividends from Bank	**$1,600**	$1,000
Interest income	**18**	21
	1,618	1,021
Operating expense	**1,254**	1,297
Income (loss) before income tax benefit and equity in undistributed income of Bank	**364**	(276)
Income tax benefit	**453**	471
	817	195
Equity in undistributed income of Bank and affiliates (distributions in excess of equity in income)	**(76)**	989
Net Income (Loss)	**$ 741**	$1,184

(table dollar amounts in thousands, except share data)

	Year Ended December 31	
Statements of Cash Flows	**2008**	2007
Operating Activities		
Net income	**$ 741**	$1,184
Items not requiring (providing) cash		
Equity in undistributed income of subsidiaries and affiliates	**76**	(989)
Other adjustments	**(421)**	(478)
Net cash provided by (used in) operating activities	**396**	(283)
Financing Activities		
Purchase of common stock	**--**	(807)
Cash dividends paid	**(478)**	(479)
Net cash used in financing activities	**(478)**	(1,286)
Change in cash	**(82)**	(1,569)
Cash at beginning of year	**358**	1,927
Cash at end of year	**$ 276**	$ 358

(table dollar amounts in thousands, except share data)

18. Quarterly Data (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008				
Total interest income	**$5,935**	**$5,859**	**$5,848**	**$5,939**
Total interest expense	**3,210**	**2,846**	**2,841**	**2,891**
Net interest income	**2,725**	**3,013**	**3,007**	**3,048**
Provision for loan losses	**371**	**221**	**205**	**453**
Net income (loss)	**383**	**383**	**393**	**(418)**
Securities gains (losses)	**49**	**60**	**(6)**	**---**
Basic earnings (loss) per share	**0.13**	**0.13**	**0.13**	**(0.14)**
Diluted earnings (loss) per share	**0.13**	**0.13**	**0.13**	**(0.14)**
Dividends declared per share	**0.04**	**0.04**	**0.04**	**0.04**
Stock price range				
High	**10.00**	**9.50**	**10.00**	**8.00**
Low	**7.50**	**8.51**	**6.84**	**4.05**
2007				
Total interest income	$5,890	$6,023	$5,941	$6,046
Total interest expense	3,557	3,558	3,514	3,449
Net interest income	2,333	2,465	2,427	2,597
Provision (credit) for loan losses	90	90	(1,927)	120
Net income (loss)	(24)	(23)	1,390	(159)
Basic earnings (loss) per share	(0.01)	(0.01)	0.47	(0.06)
Diluted earnings (loss) per share	(0.01)	(0.01)	0.47	(0.06)
Dividends declared per share	0.04	0.04	0.04	0.04
Stock price range				
High	13.25	11.60	11.10	9.40
Low	11.35	9.82	8.80	7.01

Significant Activity in the Fourth Quarter of 2008

The two primary contributing factors to the net loss for the quarter were a larger provision for loan losses related to management's continuing evaluation regarding the adequacy of the allowance for loan losses considering the current economic environment, and a $227,000 loss from the disposition of our ownership interest in Indiana Title Insurance Company.

(table dollar amounts in thousands, except share data)

19. Current and Future Accounting Matters

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157 on January 1, 2008 did not have a significant impact on our financial condition or results of operations.

On October 10, 2008, the Financial Accounting Standards Board ("FASB") issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key consideration in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The Corporation adopted FSP FAS 157-3 for the period ended September 30, 2008 and the adoption did not have any significant impact on consolidated statements of financial position, consolidated statement of operations, or disclosures.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which replaces the FASB Statement No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets required, the liabilities assumed, any non-controlling interests in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combinations. SFAS 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141R on the Company's financial condition, results of operations and cash flows.

Effect of Newly Issued But Not Yet Effective Accounting Standards

During December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations ("SFAS 141(R)"). This Statement replaces SFAS 141 "Business Combinations" ("Statement 141"). SFAS 141(R) retains the fundamental requirements in Statement 141 that the acquisition method of accounting (called the "purchase" method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. This is broader than in Statement 141 which applied only to business combinations in which control was obtained by transferring consideration. This Statement requires an acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141(R) recognizes and measures the goodwill acquired in the business combination and defines a bargain purchase as a business combination in which the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any noncontrolling interest in the acquiree, and it requires the acquirer to recognize that excess as a gain attributable to the acquirer. In contrast, Statement 141 required the "negative goodwill" amount to be allocated as a pro rata reduction of the

(table dollar amounts in thousands, except share data)

amounts assigned to assets acquired. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 15, 2008. An entity may not apply it before that date.

During December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 ("SFAS 160"). SFAS 160 established accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statement, but separate from the parent's equity. Before the Statement was issued these so-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. The amount of consolidated net income attributable to the parent and to the noncontrolling interest must be clearly identified and presented in the consolidated statement of income. This Statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Management does not anticipate that this Statement will have a material impact on the Corporation's consolidated financial condition or results of operations.

During March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 amends and expands the disclosure requirement of SFAS 133 No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments; (b) how derivative instrument and related hedged items are accounted for under SFAS 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivative, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. Management does not anticipate that this Statement will have a material impact on the Corporation's consolidated financial condition or results of operations.

During May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"). This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This Statement is effective 60 days following the SEC approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." Adoption of SFAS 162 will not be a change in the Corporation's current accounting practices; therefore, it will not have a material impact on the Corporation's consolidated financial condition or results of operations.

During June 2008, the FASB issued FASB Staff Position EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities ("FSP EITF 03-6-1"). FSP EITF 03-6-1 clarifies whether instruments, such as restricted stock, granted in share-based payments are participating securities prior to vesting. Such participating securities must be included in the computation of earnings per share under the two-class method as described in SFAS No. 128, "Earnings per Share." FSP EITF 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, and requires a company to retrospectively adjust its earning per share data. Early adoption is not permitted. It is not expected that the adoption of FSP EITF 03-6-1 will have a material effect on consolidated results of operations or earnings per share.

(table dollar amounts in thousands, except share data)

20. Significant Estimates and Concentrations

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company..

21. Risks and Uncertainties

The Company's allowance for loan losses contains certain assumptions on the value of collateral dependent loans as well as certain economic and industry conditions which may be subject to change within the next year. These changes could have an adverse impact on the allowance for loan loss in the near term.

22. Subsequent Event

In February 2009, the Board of Directors of the Federal Deposit Insurance Corporation (FDIC) voted to amend the restoration plan for the Deposit Insurance Fund (DIF). The amended restoration plan extended the period of time to raise the DIF reserve ratio to 1.15 percent from five to seven years. The amended restoration plan also includes a final rule that sets assessment rates. Under this final rule, beginning on April 1, 2009, the Company expects the FDIC premium assessed to the Company to increase.

The Board of the FDIC also adopted an interim rule imposing a 20 basis point special assessment on insured institutions as of June 30, 2009 which will be payable on September 30, 2009. The interim rule would also allow the assessment of additional special assessments of up to 10 basis points after June 30, 2009 as deemed necessary. Comments on the interim rule are due within 30 days of publication in the Federal Register.

While the Company has not fully evaluated the impact the increased assessment rates and the pending special assessment will have on the 2009 financial results, it is anticipated the impact will be material to the 2009 results of operations.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A(T). Controls and Procedures

(a) Disclosure Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Internal Controls Over Financial Reporting

Management's annual report on internal control over financial reporting is incorporated herein by reference to the Company's audited Consolidated Financial Statements in this Annual Report on Form 10-K.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(c) Changes to Internal Control Over Financial Reporting

Except as indicated herein, there were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2008 that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

On December 15, 2008 and December 18, 2008, the Bank entered into Salary Continuation Agreements (the "Salary Continuation Agreements") with Messrs. Gassen and Clark, respectively. The Salary Continuation Agreements provide the executives with additional compensation at retirement or upon termination of employment by reason of death or disability. Under the Salary Continuation Agreements, upon separation from service after attaining age 65, the executive becomes entitled to an annual benefit payable in equal monthly installments for a period of 15 years equal to $43,000 for Mr. Gassen and $36,000 for Mr. Clark. If the executive terminates before reaching age 65 (for reasons other than for cause, change in control, death or disability) he will receive a reduced benefit, in which he will have a greater vested interest in each succeeding year. Benefits are paid over 180 months commencing at age 65. Under each Salary Continuation Agreement, the executive forfeits entitlement to all benefits under the Salary Continuation Agreement if his employment with the Bank is terminated for cause as specified in the Salary Continuation Agreement.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information concerning the directors of the Company is incorporated herein by reference to the section captioned *"Items to be Voted on by Shareholders – Item 1 – Election of Directors"* in the Proxy Statement for the 2009 Annual Meeting of Shareholders (the "Proxy Statement").

Information concerning the executive officers of the Company is incorporated herein by reference to *"Item 1. Business – Executive Officers"* in Part I of this Annual Report on Form 10-K.

Information concerning compliance with Section 16(a) of the Exchange Act required by this item is incorporated herein by reference to the cover page of this Form 10-K and the section titled *"Other Information Relating to Directors and Executive Officers - Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement.

The Company has adopted a Code of Ethics that applies to the Company's principal executive officer, principal accounting and financial officer and senior executive officers. For information concerning the Code of Ethics, see the section titled "*Corporate Governance and Board Matters – Code of Ethics*" in the Proxy Statement. The Code of Ethics is posted on the Company's Internet Web site at www.ameriana.com. The Company intends to satisfy the disclosure requirement under Item 5.5 of Form 8-K regarding an amendment to or waiver from a provision of the Company's Code of Ethics by posting such information on its Internet Web site at www.ameriana.com.

Information concerning the audit committee and its composition and the audit committee financial expert and other corporate governance matters is incorporated by reference to the section titled "Corporate Governance and Board Matters" in the Proxy Statement.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to the sections captioned *"Corporate Governance and Board Matters - Director Compensation"* and *"Executive Compensation"* in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is incorporated herein by reference to the section captioned "*Stock Ownership*" in the Proxy Statement.

(a) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the section captioned "*Stock Ownership*" in the Proxy Statement.

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the section captioned "*Stock Ownership*" in the Proxy Statement.

(c) Changes in Control

Management of Ameriana Bancorp knows of no arrangements, including any pledge by any person or securities of Ameriana Bancorp, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Equity Compensation Plan Information

The following table sets forth information about Company common stock that may be issued under the Company's equity compensation plans as of December 31, 2008. The Company does not maintain any equity compensation plans that have not been approved by shareholders.

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	199,482	$14.10	221,000
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	199,482	$14.10	221,000

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information concerning certain relationships and related transactions is incorporated herein by reference to the section captioned *"Other Information Relating to Directors and Executive Officers—Transactions with Related Persons"* in the Proxy Statement.

Information concerning director independence is incorporated by reference to the section titled *"Items to be Voted on by Shareholders – Item 1 – Election of Directors"* in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to the section captioned *"Items to be Voted on by Shareholders – Item 2 – Ratification of the Independent Registered Public Accounting Firm"* in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

List of Documents Filed as Part of This Report

(1) ***Financial Statements.*** The following consolidated financial statements are filed under Item 8 hereof:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2008 and 2007
Consolidated Statements of Operations for Each of the Two Years in the Period Ended December 31, 2008
Consolidated Statements of Stockholders' Equity for Each of the Two Years in the Period Ended December 31, 2008
Consolidated Statements of Cash Flows for Each of the Two Years in the Period Ended December 31, 2008
Notes to Consolidated Financial Statements

(2) ***Financial Statement Schedules.*** All schedules for which provision is made in the applicable accounting regulations are either not required under the related instructions or are inapplicable, and therefore have been omitted.

(3) ***Exhibits.*** The following is a list of exhibits as part of this Annual Report on Form 10-K and is also the Exhibit Index.

No.	Description
3.1	Ameriana Bancorp Amended and Restated Articles of Incorporation (incorporated herein by reference to the Company's Registration Statement on Form S-4 filed with the SEC on September 18, 1989)
3.2	Amended and Restated Bylaws (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the SEC on October 2, 2007)
4.1	No long-term debt instrument issued by the Registrant exceeds 10% of consolidated assets or is registered. In accordance with paragraph 4 (iii) of Item 601 (b) of Regulation S-K, the Registrant will furnish the SEC copies of long-term debt instruments and related agreements upon request.
10.1*	Employment Agreement, dated January 1, 2008, between Ameriana Bank, SB and Jerome J. Gassen (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the SEC on May 15, 2008)
10.2*	Employment Agreement, dated January 1, 2008, between Ameriana Bank, SB and Timothy G. Clark (incorporated herein by reference to the Company's Annual Report on Form 10-Q for the quarter ended March 31, 2008 filed with the SEC on May 15, 2008)
10.3*	Ameriana Bancorp Amended and Restated 1996 Stock Option and Incentive Plan (incorporated herein by reference to the Company's Registration Statement on Form S-8 filed with the SEC on May 9, 2003)
10.4*	Change in Control Severance Agreement, dated September 20, 2005, by and between Ameriana Bank and Trust, SB and James A. Freeman (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed with the SEC on November 14, 2005)

10.5*	Change in Control Severance Agreement dated March 6, 2006, by and between Ameriana Bank and Trust and Matthew Branstetter (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 12, 2006)
10.6*	Employment Agreement, effective January 1, 2008, between Ameriana Bank, SB and John J. Letter (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the SEC on May 15, 2008)
10.7*	Supplemental Life Insurance Agreement, effective December 20, 2007, by and between Ameriana Bank, SB and Jerome J. Gassen (incorporated herein by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2008)
10.8*	Supplemental Life Insurance Agreement, effective December 20, 2007, by and between Ameriana Bank, SB and Richard E. Hennessey (incorporated herein by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2008)
10.9*	Ameriana Bank, SB, Salary Continuation Agreement dated December 15, 2008 between Ameriana Bank, SB and Jerome J. Gassen
10.10*	Ameriana Bank, SB, Salary Continuation Agreement dated December 18, 2008 between Ameriana Bank, SB and Timothy G. Clark
10.11*	Ameriana Bank, SB, Supplemental Retirement Plan, dated December 10, 2008 between Ameriana Bank, SB and Michael E. Kent
10.12*	Mr. Drackett's Supplemental Retirement Plan is the same as the Supplemental Retirement Plan in Exhibit 10.11, which is incorporated herein by reference except as to: (i) the name of the Executive, which is Charles M. Drackett, Jr.; (ii) the date of execution, which is December 30, 2008; and (iii) the annual benefit amount in Section 2.1.1, which is $21,000.
10.13*	Mr. Danielson's Supplemental Retirement Plan is the same as the Supplemental Retirement Plan in Exhibit 10.11, which is incorporated herein by reference except as to: (i) the name of the Executive, which is Donald C. Danielson; (ii) the date of execution, which is November 17, 2008; (iii) the normal retirement age under Section 1.10, which is age 87; and (iv) the annual benefit amount in Section 2.1.1, which is $20,000.
10.14*	Ameriana Bank, SB, Supplemental Retirement Plan, dated November 15, 2008 between Ameriana Bank, SB and Ronald R. Pritzke
10.15*	Mr. Hayes's Supplemental Retirement Plan is the same as the Supplemental Retirement Plan in Exhibit 10.14, which is incorporated herein by reference except as to: (i) the name of the Executive, which is R. Scott Hayes; (ii) the date of execution, which is November 16, 2008; and (iii) the annual benefit amount in Section 2.1.1, which is $15,000.
10.16*	Ameriana Bank, SB, Supplemental Retirement Plan, dated December 30, 2008 between Ameriana Bank, SB and Richard Hennessey
10.17	Life Insurance Endorsement Method Split Dollar Plan Agreement, dated May 6, 1999, as amended, between Ameriana Bank, SB and Timothy G. Clark
21	Subsidiaries
23	Consent of BKD, LLP
31.1	Rule 13(a)-14(a) Certification of Chief Executive Officer

31.2	Rule 13(a)-14(a) Certification of Chief Financial Officer
32	Certifications Pursuant to 18 U.S.C. Section 1350

* Management contract or compensation plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERIANA BANCORP

Date: March 27, 2009

By: /s/ Jerome J. Gassen
Jerome J. Gassen
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

By: /s/ Jerome J. Gassen Jerome J. Gassen President, Chief Executive Officer and Director (Principal Executive Officer)	March 27, 2009
By: /s/ John J. Letter John J. Letter Senior Vice President, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	March 27, 2009
By: /s/ Donald C. Danielson Donald C. Danielson Director	March 27, 2009
By: /s/ Charles M. Drackett, Jr. Charles M. Drackett, Jr. Director	March 27, 2009
By: /s/ R. Scott Hayes R. Scott Hayes Director	March 27, 2009
By: /s/ Richard E. Hennessey Richard E. Hennessey Director	March 27, 2009
By: /s/ Michael E. Kent Michael E. Kent Director	March 27, 2009
By: /s/ Ronald R. Pritzke Ronald R. Pritzke Director	March 27, 2009


Indy
Runners
2002
Mini-Marathon
Training Program

www.ameriana.com


FISHERS
20
FISHERS
72
FISHERS

Ameriana
Bancorp

